      As Filed with the Securities and Exchange Commission on August 4, 1997
                                                     Registration No.  333-23579

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-6


                  REGISTRATION STATEMENT UNDER THE SECURITIES
                          ACT OF 1933 OF SECURITIES OF
                       UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2


                 MML Bay State Variable Life Separate Account I
                 ----------------------------------------------
                           (Exact Name of Registrant)

                      MML Bay State Life Insurance Company
                      ------------------------------------
                               1295 State Street
                       Springfield, Massachusetts  01111
                  (Address of Principal Administrative Office)

                      Thomas Finnegan, Corporate Secretary
                      ------------------------------------
                               1295 State Street
                       Springfield, Massachusetts  01111
               (Name and Address of Agent for Service of Process)

                     GROUP FLEXIBLE PREMIUM VARIABLE LIFE



Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section, may determine.

                      RECONCILIATION AND TIE BETWEEN ITEMS
                       IN FORM N-8B-2 AND THE PROSPECTUS

Item No. of          Caption in Prospectus
-----------          ---------------------
Form N-8B-2
-----------
  1                  Cover Page; Glossary; The Separate Account

  2                  Cover Page; What is MML Bay State; The
                     Separate Account

  3                  Investment of the Separate Account

  4                  Sales and Other Agreements

  5                  The Separate Account

  6                  The Separate Account

  7                  Not Applicable

  8                  Not Applicable

  9                  Legal Proceedings

 10                  Cover Page; Basic Questions and Answers
                     About Us and Our Policy; Initial Minimum Premium
                     Requirements; Death Benefits
                     Under the Policy; Free Look Provision;
                     Account Value and Cash Surrender Value; Policy
                     Loan Privilege; The Separate Account; Charges
                     Under the Policy; Modal Term Premiums;
                     Sales and Other Agreements;
                     When We Pay Proceeds; Payment Options; Our
                     Rights; Your Voting Rights; Basic Questions and Answers About Us and Our Policy

 11                  The Separate Account

 12                  The Separate Account; Sales and Other
                     Agreements

 13                  The Separate Account; Charges Under the Policy

 14                  Basic Questions and Answers About Us and Our
                     Policy; The Separate Account; Sales and Other
                     Agreements

                      RECONCILIATION AND TIE BETWEEN ITEMS
                       IN FORM N-8B-2 AND THE PROSPECTUS

Item No. of          Caption in Prospectus
-----------          ---------------------
Form N-8B-2
-----------
 15                  Basic Questions and Answers About Us and Our
                     Policy; General Provisions of the Policy
 16                  The Separate Account; Investment Return

 17                  The Separate Account; Account Value and Cash Surrender
                     Value; Withdrawal Rights and Payment Options

 18                  The Separate Account

 19                  Records and Reports

 20                  Not Applicable

 21 What is the loan privilege and how does a loan affect the Policy's Death Benefit and Cash Surrender Value; Policy Loan Privilege

 22                  Not Applicable

 23                  Bonding Arrangement

 24                  Limits on Our Right to Challenge the Policy;
                     Suicide; Misstatement of Age or Sex;
                     Assignment; Beneficiary; Our Rights; The
                     Separate Account; Optional Benefits Obtainable by Rider

 25                  Basic Questions and Answers About Us and Our
                     Policy

 26                  Not Applicable

 27                  Basic Questions and Answers About Us and
                     Our Policy

 28                  Directors and Executive Officers of MML Bay State

 29                  Basic Questions and Answers About Us and
                     Our Policy

 30                  Not Applicable


                      RECONCILIATION AND TIE BETWEEN ITEMS
                       IN FORM N-8B-2 AND THE PROSPECTUS

Item No. of          Caption in Prospectus
-----------          ---------------------
Form N-8B-2
-----------
 31                  Not Applicable

 32                  Not Applicable

 33                  Not Applicable

 34                  Not Applicable

 35                  Basic Questions and Answers About Us and
                     Our Policy

 36                  Not Applicable

 37                  Not Applicable
                     Sales and Other Agreements

 38                  Sales and Other Agreements

 39                  Sales and Other Agreements

 40                  Sales and Other Agreements

 41                  Sales and Other Agreements

 42                  Not Applicable

 43                  Sales and Other Agreements

 44                  The Separate Account; Investment Return;
                     Charges for Federal Income Tax; General
                     Provisions of the Policy

 45                  Not Applicable

 46                  The Separate Account; Investment Return

 47                  The Separate Account

 48                  The Separate Account; Investment Return

 49                  Not Applicable



                      RECONCILIATION AND TIE BETWEEN ITEMS
                       IN FORM N-8B-2 AND THE PROSPECTUS

Item No. of          Caption in Prospectus
-----------          ---------------------
Form N-8B-2
-----------
 50                  The Separate Account

 51                  Cover Page; Basic Questions and Answers
                     About Us and Our Policy

 52                  The Separate Account; Your Voting Rights; Our Rights

 53                  Federal Income Tax Considerations

 54                  Not Applicable

 55                  Not Applicable

 56                  Not Applicable

 57                  Not Applicable

 58                  Not Applicable

 59                  Financial Statements

                     MML BAY STATE LIFE INSURANCE COMPANY
                                Variable Rider
                                      to
         Group Flexible Premium Adjustable Life Insurance Certificate

This prospectus describes a variable rider issued in connection with certificates issued to individuals participating under group flexible premium adjustable life insurance policies issued by MML Bay State Life Insurance Company ("MML Bay State"). The group policies allow individual owners to elect certificates offering participation in MML Bay State's fixed account and to elect a rider to the certificate offering additional participation in a separate account of MML Bay State. The certificates issued to individuals who also elect the variable rider are referred to herein as "Policies" or "Policy." The Policy provides lifetime insurance protection and has flexibility with respect to premium payments. Payments are based upon the Selected Face Amounts chosen in the Enrollment Form or Application. Policyowners have several investment alternatives from which to choose. An individual Policyowner may generally allocate the premium for his or her Policy among a Guaranteed Principal Account ("GPA") and the sixteen Separate Account divisions of a designated segment (the "GVUL Segment") of MML Bay State Variable Life Separate Account I (the "Separate Account") after certain deductions have been made. (For details see "Deductions From Premiums.") At any one time, only eight divisions of the Separate Account plus the GPA are available to a Policyowner. The GVUL Segment of the Separate Account is divided into sixteen divisions (the "Divisions"). One division, (the "MML Equity Index Division") invests in one fund of the MML Series Investment Fund (the "MML Trust"); nine divisions, (the "Oppenheimer Divisions") invest in nine funds of Oppenheimer Variable Account Funds (the "Oppenheimer Trust"); and six divisions, (the "Panorama Divisions") invest in six series of the Panorama Series Fund, Inc. (the "Panorama Fund").

The Death Benefit may, and Cash Surrender Value of a Policy most likely will, vary up or down depending on the investment performance of the Divisions of the Separate Account. While there is no guaranteed minimum Cash Surrender Value for a Policy invested in the Separate Account, a Policy's Death Benefit will never be less than its Selected Face Amount. The Cash Surrender Value can increase, decrease, or remain level each year based upon the Selected Face Amount and Death Benefit Option chosen by the Policyowner, subject to certain rules established by MML Bay State. Furthermore, the Policy will not lapse provided there is sufficient Account Value available to pay applicable monthly charges. (For details see "Account Value Charges" and "Separate Account Charges.")

The Divisions have distinct investment portfolios. The MML Equity Index Division invests in shares of MML Equity Index Fund, which invests substantially all its assets, to the extent practicable, in the stocks that compose the Standard & Poor's 500 Composite Stock Price Index. The Oppenheimer Money Division invests in shares of Oppenheimer Money Fund which invests primarily in "money market" securities consistent with low capital risk and maintenance of liquidity. The Oppenheimer Bond Division invests in shares of Oppenheimer Bond Fund which invests primarily in high yield fixed-income securities. The Oppenheimer Strategic Bond Division invests in shares of Oppenheimer Strategic Bond Fund which invests primarily in: (i) foreign government and corporate debt securities; (ii) U.S. government securities; and (iii) lower-rated high yield, high-risk debt securities. The Oppenheimer High Income Division invests in shares of Oppenheimer High Income Fund which invests primarily in lower-rated, high yield, high risk income securities. The Oppenheimer Growth & Income Division invests in shares of Oppenheimer Growth & Income Fund which invests primarily in equity and debt securities. The Oppenheimer Multiple Strategies Division invests in shares of Oppenheimer Multiple Strategies Fund which invests primarily in common stocks and other equity securities, bonds, other debt securities and "money market securities." The Oppenheimer Growth Division invests in shares of Oppenheimer Growth Fund which invests primarily in securities of well-known companies. The Oppenheimer Capital

Appreciation Division invests in shares of Oppenheimer Capital Appreciation Fund which invests primarily in securities of growth-type companies. The Oppenheimer Global Securities Division invests in shares of Oppenheimer Global Securities Fund which invests primarily in securities of foreign issuers, growth type companies, cyclical industries and special situations which are believed will appreciate in value. The Panorama Total Return Division invests in shares of the Panorama Total Return Portfolio which invests primarily in stocks, corporate bonds, U.S. Government securities, and money market instruments. The Panorama Growth Division invests in shares of the Panorama Growth Portfolio which invests primarily in common stocks with low price-earnings ratios and better than anticipated earnings. The Panorama International Equity Division invests in shares of the Panorama International Equity Portfolio which invests primarily in equity securities of companies based outside of the United States. The Panorama LifeSpan Capital Appreciation Division invests in shares of the Panorama LifeSpan Capital Appreciation Portfolio which invests in a strategically allocated portfolio consisting primarily of equity securities. The Panorama LifeSpan Balanced Division invests in shares of the Panorama LifeSpan Balanced Portfolio which invests in a strategically allocated portfolio of equity securities and fixed income securities with a slightly stronger focus on equity securities. The Panorama LifeSpan Diversified Income Division invests in shares of the Panorama LifeSpan Diversified Income Portfolio which invests in a strategically allocated portfolio with a focus on fixed income securities. (Collectively, these sixteen funds are referred to as the "Funds.") The shares of the underlying Funds purchased by the Divisions are held by MML Bay State as custodian of the Separate Account. (For details regarding the charges against the Separate Account, see "Separate Account Charges.")

All Policies are serviced through MML Bay State's Principal Administrative Office which is located in Springfield, Massachusetts. The mailing address is MML Bay State Life Insurance Company, Springfield, Massachusetts 01111. The telephone number is (413) 788-8411.


                    SUBJECT TO COMPLETION - JULY 31, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE PROSPECTUSES OF THE MML EQUITY INDEX FUND, OPPENHEIMER VARIABLE ACCOUNT FUNDS, AND PANORAMA SERIES FUND, INC.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FURTHER REFERENCE.

THE PURPOSE OF THE POLICY WE ARE OFFERING IS TO PROVIDE INSURANCE PROTECTION FOR A POLICY'S BENEFICIARY. WE DO NOT CLAIM THAT THE POLICY IS IN ANY WAY SIMILAR TO OR COMPARABLE TO A MUTUAL FUND'S SYSTEMATIC INVESTMENT PLAN.

REPLACING EXISTING INSURANCE WITH THE POLICY DESCRIBED IN THIS PROSPECTUS MAY NOT BE TO YOUR ADVANTAGE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF, OR SOLICITATION OF AN OFFER TO ACQUIRE, ANY INTEREST OR PARTICIPATION IN THE VARIABLE RIDER TO GROUP FLEXIBLE PREMIUM ADJUSTABLE LIFE INSURANCE CERTIFICATE OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION.

Table Of Contents                                                       Page
-----------------                                                       ----

Definitions Of Terms

Basic Questions And Answers About Us And Our Policy
        What is MML Bay State?
        What variable life insurance policy are We offering?
        Availability
        Initial Minimum Premium Requirements
        Underwriting
        What is the Account Value of the Policy?
        What are the Divisions of the Separate Account?
        What is the Guaranteed Principal Account ("GPA")?
        Is the level of the Death Benefit guaranteed?
        Is the Death Benefit subject to income taxes?
        Does the Policy have a Cash Surrender Value?
        What is a modified endowment contract?
        Can this Policy become a modified endowment contract?
        What about Premiums?
        When are Initial Premiums allocated to the Guaranteed
        Principal Account or the Separate Account?
        How can the Net Premium and the Account Value of the Policy be allocated among the Guaranteed Principal
        Account and the Separate Account Divisions?
        How long will the Policy remain in force?
        Are there charges against the Policy?
        What is the loan privilege and how does a loan affect the Policy's Death Benefit and Cash Surrender Value?
        Do I have a right to cancel?

Charges Under The Policy
        Deductions from Premiums
                Sales Load
                State Premium Tax Charge
                Deferred Acquisition Cost ("DAC") Tax Charge

        Account Value Charges
                Administrative Charge
                Charge for Cost of Insurance Protection

        Separate Account Charges
                Charges for Mortality and Expense Risks
                Charges for Federal Income Taxes
                Fund Charges

The Separate Account
        Investment of the Separate Account
        Investment Objectives
        Rates of Return

Table Of Contents                                                       Page
-----------------                                                       ----

General Provisions Of The Policy
        Premiums
        Planned Policy Premiums - Modal Term Premiums
        Minimum and Maximum Premium Payments
        Termination
        Grace Period

Death Benefit Under The Policy

Account Value And Cash Surrender Value
        Account Value
        Transfers
        Automated Account Re-Balancing
        Investment Return
        Cash Surrender Value
        Withdrawals

Policy Loan Privilege
        Source of Loan
        If Loans Exceed the Policy Account Value
        Interest
        Repayment
        Interest on Loaned Value
        Effect of Loan

Free Look Provision

Exchange Privilege

Your Voting Rights

Our Rights

Directors And Principal Officers Of MML Bay State

The Guaranteed Principal Account

Federal Income Tax Considerations
        MML Bay State - Tax Status
        Policy Proceeds, Premiums, and Loans
        Modified Endowment Contracts
        Diversification Standards

Additional Provisions Of The Policy
        Paid-up Policy Date
        Reinstatement Option

Table Of Contents                                                       Page
-----------------                                                       ----

        Payment Options
        Fixed Amount Payment Option
        Fixed Time Payment Option
        Interest Payment Option
        Lifetime Payment Option
        Joint Lifetime Payment Option
        Joint Lifetime Payment Option with Reduced Payments
        Withdrawal Rights under Payment Options
        Beneficiary
        Changing the Policyowner or Beneficiary
        Right to Substitute Insured
        Assignment
        Limits on Our Right to Challenge the Policy
        Misstatement of Age or Sex
        Suicide
        When We Pay Proceeds

Optional Benefits Obtainable By Rider
        Waiver of Monthly Charges Rider
        Accelerated Benefits Rider
        Accidental Death and Dismemberment Rider

Records And Reports

Sales And Other Agreements
        Commissions Schedule
        Bonding Arrangement

Legal Proceedings

Experts

Financial Statements

Appendix A

Appendix B

DEFINITION OF TERMS

Account Value: The sum of the Variable Account Value and the Fixed Account Value
-------------
of the Policy.

Application: The form used to apply for an increase in the Selected Face
-----------
Amount of the Policy after the Policyowner ceases to be associated with an Employer. Enrollment Forms are used to apply for the initial Selected Face Amount and any subsequent increases when the Policyowner remains associated with the Employer. A supplement to the Application is used to apply for the variable rider.

Beneficiary: The person or persons that the Policyowner specifies to Us in
-----------
writing to receive insurance proceeds after the Insured dies.

Cash Surrender Value: The amount payable to a Policyowner upon Surrender of the
--------------------
Policy. It is equal to the Account Value less any Policy Debt.

Certificate: A document issued by Us under a group flexible premium adjustable
-----------
life insurance contract to Certificate owners, setting forth or summarizing the Certificate owner's rights and benefits.

Death Benefit: The amount payable to the named Beneficiary when the Insured
-------------
dies. A choice of Death Benefits is available under the Policy (referred to as "Option A" and "Option B"). The Death Benefit under Option A equals the greater of the Selected Face Amount or the Minimum Face Amount in effect on the date of death, with possible additions and deductions. The Death Benefit under Option B equals the greater of the Selected Face Amount plus the Account Value or the Minimum Face Amount in effect on the date of death, with possible additions and deductions. Possible additions include the portion of the Monthly Deduction attributable to death benefit coverage after the Insured's death. Possible deductions include Policy Debt and unpaid Monthly Deductions.

Divisions: The subaccounts of the Separate Account, each of which invests in
---------
shares of the MML Series Investment Fund (the "MML Trust"), the Oppenheimer Variable Account Funds (the "Oppenheimer Trust"), or the Panorama Series Fund, Inc. (the "Panorama Fund").

Employee: A person who is associated with an Employer and the spouse of such
--------
person.

Employer: The employer, association, sponsoring organization or trust which has
--------
executed a Participation Agreement electing participation in a Group Contract.

Enrollment Form: A document used by potential Certificate owners to apply for
---------------
the Certificates and to apply for an increase in the Selected Face Amount of the Certificate when the Certificate owner is associated with an Employer.

Fixed Account Value: The Account Value which is allocated to the GPA.
-------------------

Free Look Period: The period during which a Certificate owner may return the
----------------
Certificate. It must be within 10 days of receipt of the Certificate (unless a different period is mandated under applicable state law). If You have added the variable rider to the Certificate prior to the expiration of Your Certificate's Free Look Period, amounts will be held in the Guaranteed Principal Account until the period's expiration.

Group Contract: A group flexible premium adjustable life insurance contract in
--------------
which the Employer elects to participate and which is issued by MML Bay State.

Guaranteed Principal Account ("GPA"): A fixed account to which a Policyowner may
------------------------------------
allocate Net Premium or Account Value, which guarantees both the principal and a minimum interest rate. The GPA is part of Our General Account and its investment performance has no bearing upon the investment performance of the Separate Account.

Insured: Person whose life the Policy insures.
-------

Issue Age: The Insured's Age at his or her last birthday as of the date the
---------
Certificate is issued.

Issue Date: The date shown on the Policy schedule page. It is the start date of
----------
the suicide and contestability periods. It is also the date from which the Certificate is in force if the first premium has been paid.

Minimum Face Amount: An amount equal to Account Value times the applicable
-------------------
Minimum Face Amount percentage. This percentage depends upon the Insured's age. The Minimum Face Amount in any event may not be less than $50,000.

Modal Term: A period selected by the Employer for which Modal Term Premiums will
----------
be paid in advance by the Employer. This period may be monthly, quarterly, semi-annual or annual. Your Modal Term is specified in Your Policy schedule page.

Modal Term Premium: The estimated premium amount sufficient to pay the Premium
------------------
Deduction and Monthly Deduction(s) under the Policy during one Modal Term. For example, if a Policy has a monthly Modal Term, the Modal Term Premium would be one estimated Monthly Deduction plus one estimated Premium Deduction. If a Policy maintains a yearly Modal Term, the Modal Term Premium would be twelve estimated Monthly Deductions plus one estimated Premium Deduction. The Monthly Deduction necessary under any Policy varies by initial Selected Face Amount, issue age, underwriting classification, and rider(s) selected.

Monthly Calculation Date: The monthly date on which the Monthly Deductions under
------------------------
the Policy are generally deducted from the Account Value. The first Monthly Calculation Date will be the Policy Date, and subsequent Monthly Deductions will be on the same date of each succeeding calendar month. Monthly Deductions from Your Policy are made on the Monthly Calculation Date. However, if the Monthly Calculation Date does not fall on a Valuation Date, the Monthly Deduction will occur on the next succeeding Valuation Date. Monthly Deductions will occur on a date other than the Monthly Calculation Date when: 1) We receive the initial premium for Your Certificate; and 2) We receive a premium amount sufficient to prevent termination of the Policy in accordance with the Grace Period and Termination provisions of the Policy. (See "Grace Period" and "Termination.") All Policies issued to the same group are generally aggregated for purposes of maintaining the same monthly date. The Policies are Certificates to which variable account riders have been added. Therefore, the monthly calculation date and policy date remain the same in Your Certificate even after You have elected the variable account rider.

Monthly Deduction: The deductions from the Account Value under the Policy which
-----------------
are generally deducted on the Monthly Calculation Date. The deductions are equal to the sum of the charge for cost of insurance protection, plus the Administrative Charge, plus a charge for the cost of any additional benefits provided by rider.

Net Premium: Premium paid less sales load, state premium tax charges and
-----------
deferred acquisition cost tax charges.

Paid-up Policy Date: The Policy Anniversary Date succeeding the Insured's 100th
-------------------
birthday.

Participation Agreement: An agreement executed by the Employer requesting
-----------------------
participation in a Group Contract issued by MML Bay State.

Policy: The Certificate, as amended by the variable rider, offered by MML Bay
------
State and described in this Prospectus.

Policy Anniversary: The anniversary of the Policy Date.
------------------

Policy Date: The date shown on the Policy schedule page used as the starting
-----------
point for determining Policy Anniversary Dates, Policy Years and Monthly Calculation Dates. The Policies are Certificates to which variable account riders have been added. Therefore, the policy dates, anniversary dates, policy years, and monthly calculation dates remain the same in Your Policy even after You have elected the variable account rider.

Policy Debt: The amount of obligation from a Policyowner to MML Bay State from
-----------
outstanding loans made to the Policyowner under the Policy. This amount includes any loan interest accrued to date.

Policy Year: The twelve month period commencing with the Policy Date, and each
-----------
successive twelve month period thereafter.

Policyowner: The owner of a Policy, as designated in the Enrollment Form or
-----------
Application, or as subsequently changed.

Premium: The payment that may be paid to Us to purchase life insurance and to
-------
increase the Account Value of the Policy.

Premium Deduction: The deductions We make from premiums prior to the allocation
-----------------
of such premiums to the GPA or the selected Divisions. The deductions are equal to the sum of the charges for sales load, state premium tax, and deferred acquisition ("DAC") tax.

Premium Tax: The amount of premium tax, if any, charged by a state or other
-----------
governmental authority.

Principal Administrative Office: The Principal Administrative Office of MML Bay
-------------------------------
State is located at 1295 State Street in Springfield, Massachusetts.

Selected Face Amount: The amount of insurance coverage chosen by the
--------------------
Policyowner.

Separate Account: The segregated asset account called "MML Bay State Variable
----------------
Life Separate Account I" established by MML Bay State under the laws of Missouri and maintained under the laws of Connecticut and registered as a unit investment trust under the Investment Company Act of 1940, as amended. The

Separate Account will be used to receive and invest premiums for this Policy and for other variable life insurance policies MML Bay State issues. For each class of policy there will be a designated segment of the Separate Account.

Surrender: A surrender by the Policyowner of all rights under the Policy while
---------
the Policy is in force in exchange for the entire Account Value minus any Policy Debt under the Policy.

Valuation Date: Any date on which the net asset value of the shares of the Funds
--------------
is determined. Generally, this will be any date on which the New York Stock Exchange (or its successor) is open for trading.

Valuation Period: The period of time from the end of one Valuation Date to the
----------------
end of the next Valuation Date.

Valuation Time: The time the New York Stock Exchange (or its successor) closes
--------------
on a Valuation Date (currently 4:00 p.m. New York time). All actions which are to be performed on a Valuation Date will be performed as of the Valuation Time.

Variable Account Values: Account Values which are allocated to any of the
-----------------------
Divisions of the GVUL Segment of the Separate Account.

We, Us, or Our: Refers to MML Bay State Life Insurance Company.
--------------

Withdrawal: A withdrawal of Account Value by the Policyowner.
----------

You or Yours: Refers to the Policyowner.
------------

BASIC QUESTIONS AND ANSWERS ABOUT US AND OUR POLICY

What is MML Bay State? MML Bay State Life Insurance Company ("MML Bay State" or
----------------------
the "Company") is a life insurance company incorporated under the laws of the State of Connecticut. The Company was previously incorporated under the laws of Missouri from 1894 to 1997. In June 1997, MML Bay State re-domesticated from Missouri to Connecticut and became a Connecticut corporation. It is currently licensed to transact life, accident, and health insurance business in the District of Columbia, and all states except New York. In addition to the Policy described in this Prospectus, MML Bay State offers other life insurance products and variable annuity contracts.

MML Bay State is a wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual"), a mutual life insurance company chartered in Massachusetts in 1851. MassMutual's home office is located in Springfield, Massachusetts. It is authorized to do business in all states and the District of Columbia. MassMutual serves as investment adviser to the MML Trust. On February 29, 1996, Connecticut Mutual Life Insurance Company ("Connecticut Mutual") merged with and into MassMutual. As a result, the separate existence of Connecticut Mutual ceased and MassMutual continued its corporate existence under its current name. As of December 31, 1996, MassMutual had estimated statutory assets in excess of $55 billion, and estimated total assets under management in excess of $130 billion.

What variable life insurance policy are We offering? In this Prospectus We are
---------------------------------------------------
offering a variable account rider to a Certificate (the "Policy") which provides the Policyowner the opportunity to allocate Account Value to the Separate Account. The Policy is evidence of individual insurance containing a variable accumulation option. We issue the Policy to provide for a Death Benefit and Cash Surrender Value, as well as loan privileges and flexible premiums. The Policyowner may select the timing and amount of premium payments. The Policy is considered "variable" because, unlike the fixed benefits of a traditional whole life policy, the Death Benefit may, and Cash Surrender Value most likely will, vary to the extent that the Account Value under the Policy is allocated to the Division(s). Certain provisions of the Policy as described herein may be somewhat different in any particular state because of specific state requirements.

The Policy evidences a legal contract between the Employer, Policyowner and MML Bay State. The entire contract consists of the Group Contract, the Enrollment Form, the Application, the Policy and any amendments, supplements, or riders added thereto. In the event of a conflict between the contract, as evidenced by the aforementioned documents, and this prospectus, the terms of the contract shall apply.

Availability. The variable rider may only be elected by Certificate owners. The
------------
Certificates are only available to individuals who are members of a group acceptable to MML Bay State where the group sponsor such as an employer, association, sponsoring organization or trust executes a Participation Agreement requesting participation in a Group Contract issued by MML Bay State. Each individual in a group accepted by MML Bay State is aggregated for purposes of determining Issue Dates, Policy Dates, underwriting classification, and sales load percentages. The Group Contract and the Participation Agreement specify the rights and privileges of the group sponsor ("Employer"). The Policy is evidence of coverage under the Group Contract and Individuals may exercise all rights and privileges under the Policy through the Employer. After termination of the employment or other relationship, an individual who has been issued the Policy may exercise all rights and privileges directly with MML Bay State.

Initial Minimum Premium Requirements. The minimum initial premium for the
------------------------------------
variable rider to Your Certificate is a $500 lump sum premium payment. Your election of the variable rider activates the minimum premium requirement.

Underwriting. MML Bay State does not require underwriting prior to issuance of
------------
the variable rider. However, before issuing any Certificate We will require satisfactory evidence of insurability, except under a guaranteed issue underwriting approach. (For details see "Death Benefit Under The Policy.")

What is the Account Value of the Policy? The Account Value is determined by the
----------------------------------------
amount and frequency of premium payments, the investment experience of the Divisions chosen by the Policyowner (the Variable Account Value), the interest earned on Account Value allocated to the GPA (the Fixed Account Value), and any Withdrawals or charges imposed in connection with the Policy. The Policyowner bears the investment risk of any reduction in value of the underlying assets of the Divisions but also may benefit from any appreciation in value. (For details see "Account Value.")

What are the Divisions of the Separate Account? The Separate Account has sixteen
-----------------------------------------------
Divisions: the MML Equity Index Division, the Oppenheimer Money Division, the Oppenheimer Bond Division, the Oppenheimer Strategic Bond Division, the Oppenheimer High Income Division, the Oppenheimer Growth & Income Division, the Oppenheimer Multiple Strategies Division, the Oppenheimer Growth Division, the Oppenheimer Capital Appreciation Division, the Oppenheimer Global Division, the Panorama Total Return Division, the Panorama Growth Division, the Panorama International Equity Division, the Panorama LifeSpan Capital Appreciation Division, the Panorama LifeSpan Balanced Division, and the Panorama LifeSpan Diversified Income Division. Each Division invests only in shares of a single investment company or a single series of an investment company. The Divisions are intended to provide money to pay benefits under the Policy but do not guarantee a minimum interest rate or guarantee against asset depreciation. (For details see "The Separate Account.")

What is the Guaranteed Principal Account ("GPA")? As an alternative to the
-------------------------------------------------
Separate Account, the Policyowner may allocate Net Premium or transfer Account Value to the GPA. Amounts so allocated or transferred become part of MML Bay State's general account assets. The Policyowner is not entitled to share in the investment experience of those assets. Rather, MML Bay State guarantees a rate of return on the allocated amount equal to 3%. Although MML Bay State is not obligated to credit interest at a rate higher than this minimum, it may declare a higher rate applicable for such periods as it deems appropriate. (For details see "The Guaranteed Principal Account.")

Is the level of the Death Benefit guaranteed? There are two Death Benefit
---------------------------------------------
options - Death Benefit Option A and Death Benefit Option B. The Death Benefit equals the greater of the Policy's Selected Face Amount for the Policy Year of death (plus the Account Value on the date of death if Death Benefit Option B is elected) or the Minimum Face Amount in effect on the date of death of the Insured. Death Benefit proceeds under either Option will be reduced by any outstanding Policy Debt and unpaid Monthly Deductions and increased by the portion of the Monthly Deduction attributable to death benefit coverage after the Insured's death. So long as the Policy remains in force, the Death Benefit You have selected will be available. (For details see "Death Benefit Under The Policy.")

Is the Death Benefit subject to income taxes? A Death Benefit paid under our
---------------------------------------------
Policies is usually fully excludable from the gross income of the Beneficiary for federal income tax purposes. (For details see "Federal Income Tax Considerations" - "Policy Proceeds, Premiums and Loans.")

Does the Policy have a Cash Surrender Value? The Policyowner may surrender the
--------------------------------------------
Policy at any time and receive its Account Value less any Policy Debt. There is no surrender charge on full surrenders. Partial withdrawals are allowed subject to certain restrictions and are subject to a withdrawal charge of the lesser of 2% of the Account Value or $25.00 which is deducted from each Withdrawal. (For details see "Withdrawals.") The Cash Surrender Value of a Policy fluctuates with the investment performance of the Divisions in which the Policy has Account Value, and with the interest rate on the amount held in the GPA. It may increase or decrease daily. For federal income tax purposes, the Policyowner usually is not taxed on increases in the Cash Surrender Value until the Policy is surrendered. In connection with certain Withdrawals of Account Value and loans on the Policy, however, the Policyowner may be taxed on all or a part of the amount distributed. (For details see "Cash Surrender Value" and "Federal Income Tax Considerations" - "Policy Proceeds, Premiums and Loans.")


What is a modified endowment contract? A modified endowment contract (as defined
--------------------------------------
by the Internal Revenue Code) is a life insurance policy under which the premiums paid during the first seven contract years exceed the cumulative premiums payable under a policy providing for guaranteed benefits upon the payment of seven level annual premiums. Certain changes to a life insurance policy can subject it to re-testing for a new seven-year period. During an insured's lifetime, distributions from a modified endowment contract, including collateral assignments, loans, and withdrawals, are taxable to the extent of any income in the contract and may also incur a penalty tax if the Policyowner is not 59-1/2. (For details see "Modified Endowment Contracts.")

Can this Policy become a modified endowment contract? Since this Policy permits
-----------------------------------------------------
flexible premium payments, it may become a modified endowment contract. The Company has the systems capacity to test a Policy at issue to determine whether it will be classified as a modified endowment contract ("MEC"). This test examines the Policy for MEC status at the time of issue. The Company has further safeguards in place to monitor whether a Policy may become a modified endowment contract after issue. (For details see "Federal Income Tax Considerations" - "Modified Endowment Contracts.")

What about Premiums? The minimum initial premium for the variable rider to the
--------------------
Certificate is $500 which must be paid by You in a lump sum. Since the Policy is a "flexible premium policy" You may choose to pay more or less than the planned premium.

Your Employer is not required to pay a minimum initial premium for Your Policy. However, the Employer must pay the estimated premium amount sufficient to pay the Premium Deduction and Monthly Deduction(s) under Your Policy for the term selected by Your Employer. The term selected by Your Employer can be one month, one quarter, or semi-annual or annual and is called a Modal Term. Your Modal Term is specified in Your Policy's schedule page. The premium paid for the Modal Term is called a Modal Term Premium. The Modal Term Premium for a Policy is based upon its cost of insurance rates, Sales Load, State Premium Tax Charge, DAC Tax Charge, and the Administrative Charge. The method of calculating the Modal Term Premium is shown in Appendix B. The planned Employer paid premium is the Modal Term Premium for Your Policy.

Once the Policy is in force, the Modal Term selected by the Employer becomes the basis for the Policy's premium billing. We will forward billing statements to the Employer for each Modal Term. The Employer may change the Modal Term at any time upon written request; however, it may not be changed to a term of less than one month.

Once the Policyowner leaves his or her association with the Employer, the Policyowner may choose to continue the Policy. If the Policyowner chooses to continue the Policy, all of the rights and obligations previously held by the Employer will be vested in the Policyowner. In this event, MML Bay State will discontinue billing for Your Modal Term premium. (For details see "General Provisions Of The Policy" - "Premiums.")

When are Initial Premiums allocated to the Guaranteed Principal Account or the
------------------------------------------------------------------------------
Separate Account? If Your Certificate has an unexpired Free Look Period at the
-----------------
time You elect the variable account rider, the initial Net Premium (i.e., premium paid less the Premium Deduction) will be initially allocated to the Guaranteed Principal Account during the Free Look Period (see "Free Look Provision"). At the end of the Free Look Period, the Net Premium paid by You is allocated to the GPA and/or Divisions according to Your instructions in the Application and subject to MML Bay State's then current allocation rules. Billed Modal Term Premiums are always initially allocated to the GPA.

How can the Net Premium and the Account Value of the Policy be allocated among
------------------------------------------------------------------------------
the Guaranteed Principal Account and the Divisions? Premiums paid by You under
---------------------------------------------------
the Policy may be allocated to the Divisions (maximum of eight at one time) and the GPA. You choose the percentages of Your premiums to be allocated to the Divisions and/or the GPA when You elect the variable rider to Your Certificate. A Policyowner may choose any whole-number percentages as long as the total is 100%. The allocation of future Net Premiums may be changed at any time without charge. Billed Modal Term Premiums payable by Your Employer are always allocated to the GPA. Transfers from the GPA are subject to certain restrictions. (For details see "Transfers.")

The Account Value of the Policy may be transferred between the GPA and/or the Divisions by written request. Account Value may be transferred by dollar amount or by whole-number percentage, subject to restrictions. Only eight Divisions plus the GPA are available to a Policyowner at any one time. To allocate Net Premiums or to transfer Account Value to a ninth Division, the Policyowner must transfer 100% of the Account Value from one or more of the eight Divisions to which allocations are currently made. Transfers from the GPA are also subject to certain restrictions. (For details see "The Separate Account" and "Account Value and Cash Surrender Value -Account Value.") Automated Account Re-Balancing and Automated Account Value Transfer is also available. (For details see "Automated Account Re-Balancing" and "Automated Account Value Transfer.")

How long will the Policy remain in force? The Policy does not automatically
-----------------------------------------
terminate for failure of the Employer or You to pay planned Policy premiums or Modal Term Premiums. Conversely, payment of these amounts does not guarantee the Policy will remain in force. The Policy terminates only when the Account Value less any Policy Debt is insufficient to pay the Monthly Deduction, and a grace period expires without sufficient payment. (For details see "Termination and Grace Period.")

Are there charges against the Policy? Certain charges are made against the
-------------------------------------
Policy. Before allocation of any premium to the Account Value, a percentage of each premium paid is deducted for expenses related to the sale and distribution of the Policies. These charges are called sales loads and the percentages may vary depending on group enrollment procedures selected by the Employer, total group premium paid by the Employer, the size of the Employer group, and other factors. This charge is specified on the schedule page to your Policy and is computed as a percentage of premiums paid by either You or the Employer. The charge is guaranteed not to exceed 5% of premiums. Once the charge is set, it will never change for any of the Policies issued to individuals under the same group.

There are two additional deductions from gross premiums: (1) for state premium taxes; and (2) for Deferred Acquisition Cost ("DAC") tax expense. Each premium, net of these charges, is allocated to the

GPA or the Divisions and becomes a part of the Account Value. (For details see "Deductions From Premium.")

Certain monthly charges are generally deducted directly from the Policy's Account Value on each Monthly Calculation Date. These Monthly Deductions are equal to the sum of a charge for cost of insurance protection, the Administrative Charge, and a charge for the cost of any additional benefits provided by rider.

Some deductions are made on a daily basis against the assets of the Divisions. A daily charge calculated at a current annual rate of 0.75% of the value of the assets of each Division is charged for mortality and expense risks. In no event will this rate exceed 1.00%. Similarly, tax assessments are calculated daily. Currently, We are not making any charges for income taxes, but We may make charges in the future against the Divisions for federal income taxes attributable to them.

Withdrawals of Account Value are permitted subject to certain restrictions. A charge equal to the lesser of $25 or 2% of the amount withdrawn is imposed for each Withdrawal.

(For details see "Charges Under The Policy" and "Federal Income Tax Considerations.")

What is the loan privilege and how does a loan affect the Policy's Death Benefit
--------------------------------------------------------------------------------
and Cash Surrender Value? While the Policy is in force, a loan may be made on
-------------------------
the Policy, in a maximum amount equal to: 1) 90% of Your Account Value at the time of the loan; less 2) any outstanding Policy Debt before the new loan; less
3) interest on the loan being made and on other outstanding loan(s) to Your next Policy Anniversary Date; less 4) an amount equal to one plus the number of Monthly Calculation Dates remaining in Your Modal Term multiplied by Your most recent Monthly Deduction. (The maximum loan amount may be different if required by state law.) (For details see "Policy Loan Privilege.")

Do I have a right to cancel? Under the Free Look Provision, the owner of a
----------------------------
Certificate has a limited right to return the Certificate and receive a refund. This right expires ten days after You receive the Certificate (or a longer period if required by state law). The Certificate may be returned to Our Principal Administrative Office, to any of Our agency offices, or to the agent who sold You the Certificate. Your Policy is a Certificate to which a variable account rider has been added. Therefore, Your election of the rider does not affect the duration of the Certificate's Free Look Period. (For details see "Free Look Provision.")

CHARGES UNDER THE POLICY

Certain charges are deducted to compensate MML Bay State for providing the insurance benefits under the Policy, for administering the Policy, for assuming certain risks, and for incurring certain expenses in distributing the Policy.

DEDUCTIONS FROM PREMIUMS

Prior to the allocation of the premium payment to the GPA or the selected Divisions, a deduction as a percentage of premium is made for the sales load, state premium taxes, and the DAC tax expense ("Premium Deduction").

Sales Load. The sales load component of the premium varies for each Employer
----------
group depending on group enrollment procedures selected by the Employer, total group premium paid by the Employer, the size of the Employer group, and other factors. The sales load is generally 0.75% of premiums and is guaranteed not to exceed 5% of premiums. All Policies within an Employer group will have the same sales load expressed as a percentage of premiums paid. The charge applies to premiums paid under the Policy by either You or Your Employer. Once the charge is set, it will never change for any of the Policies issued to individuals under the same group. The sales load percentage appears on your Policy schedule page. There are no back-end surrender charges or contingent deferred sales loads applicable to the Policies.

The amount of the sales load in a Policy Year is not necessarily related to our actual sales expenses for that particular year. To the extent that sales expenses are not covered by the sales load, they will be recovered from MML Bay State surplus, including any amounts derived from the mortality and expense risk charge or the cost of insurance charge. (For a discussion of the commissions paid under the Policy, see "Sales And Other Agreements - Commission Schedule.")

State Premium Tax Charge. Various states apply premium taxes at various rates.
------------------------
We currently deduct a percentage equal to the applicable state rate of each premium to cover premium taxes assessed against MML Bay State by the various states. The current state premium tax charge ranges from 1.75% to 4% of each premium. This charge may increase or decrease to reflect either any change in the tax or changes of residence. The Policyowner should notify MML Bay State of any change of residence. Any change in this charge would be effective immediately.

Deferred Acquisition Cost ("DAC") Tax Charge. We currently deduct 0.25% of each
--------------------------------------------
premium to cover a federal premium tax assessed against MML Bay State. This charge relates to MML Bay State's federal income tax burden, under Internal Revenue Code Section 848, resulting from the receipt of premiums. This charge may be increased or decreased by Us.

ACCOUNT VALUE CHARGES

A monthly Administrative Charge and a cost of insurance charge are generally deducted from the Fixed Account Value on each Monthly Calculation Date. If the Fixed Account Value is less than the Administrative Charge and cost of insurance charge, then the deficiency is deducted from the Variable Account Value.

Administrative Charge. A monthly fee is deducted to compensate MML Bay State for
---------------------
costs incurred in providing certain administrative services including premium collection, record keeping, processing claims, and communicating with Policyowners. Currently, the charge is $5.25 per month for each Policy. While this charge may increase or decrease, the maximum monthly Administrative Charge is $9 per month. (The maximum charge may be different if required by state law.) We deduct this charge from Your Policy's Fixed Account Value each month. If there are insufficient Fixed Account Values to pay the charge, We will deduct the deficiency from Your Policy's Variable Account Value pro rata according to Your Variable Account Value in the Divisions.

Charge for Cost of Insurance Protection. A charge for the cost of insurance
---------------------------------------
protection (also called a Mortality Charge in the Policy) is generally deducted on each Monthly Calculation Date and is based on the Insured's age and group rating. We deduct this charge from Your Policy's Fixed Account Value. If there are insufficient Fixed Account Values to pay the charge, We will deduct the deficiency from Your Policy's Variable Account Value pro rata according to Your Variable Account Value in the Divisions. The charge varies monthly because it is determined by multiplying the applicable cost of insurance rates by the amount at risk each Policy month. The maximum monthly cost of insurance charge for each $1,000 of insurance protection provided is shown in the Table of Maximum Monthly Mortality Charges in the Policy. MML

Bay State may charge less than these maximum charges. Any change in these charges will apply to all Policies in the same group and class.

SEPARATE ACCOUNT CHARGES

Charges for Mortality and Expense Risks. We charge the Divisions for the
---------------------------------------
mortality and expense risks We assume. We deduct a daily charge at a current effective annual rate of 0.75% of the value of each Division's assets that come from the Policy. While this charge may increase or decrease, the maximum charge is 1.00% annually. The charges are deducted daily and paid quarterly against the Separate Account divisions.

The mortality risk We assume is that the group of lives insured under our Policies may, on average, live for shorter periods of time than We estimated. The expense risk We assume is that our costs of issuing and administering Policies may be more than We estimated.

If all the money We collect from this charge is not needed to cover Death Benefits and expenses, it will be our gain and will be used for any proper purpose, including payment of sales commissions. Conversely, even if the money We collect is insufficient, We will provide for all Death Benefits and expenses.

Charges for Federal Income Taxes. We do not currently make any charge against
--------------------------------
the Divisions for federal income taxes attributable to them. We may make such a charge eventually, however, in order to provide for the future federal income tax liability of the Divisions. (For more information on charges for federal income taxes, see "Federal Income Tax Considerations" - "MML Bay State" - "Tax Status.")

Fund Charges. MassMutual serves as investment manager of the MML Equity Index
------------
Fund pursuant to an investment management agreement which provides for the Fund to pay MassMutual a quarterly fee at the annual rate of 0.40% of the first $100 million of net assets, 0.38% of the next $150 million, and 0.36% of net assets in excess of $250 million. MassMutual has entered into a sub-advisery agreement with Mellon Equity Associates ("Mellon Equity"), an indirect wholly owned subsidiary of Mellon Bank Corporation, whereby Mellon Equity manages the investment and reinvestment of the assets of the MML Equity Index Fund as sub-adviser to the Fund. For providing its services under the sub-advisery agreement with MassMutual, Mellon Equity will receive a monthly fee, computed daily at an annual rate based on the collective daily net asset value of the MML Equity Index Fund. The annual fee paid to Mellon Equity is as follows: 0.09% for the first $100 million of net assets, 0.07% of the next $150 million of net assets, and 0.05% of net assets over $250 million. No fees were paid to either MassMutual or Mellon Equity by the MML Equity Index Fund during 1996 because the Fund did not commence operations until 1997.

OppenheimerFunds, Inc. ("OFI") serves as investment manager of each of the Oppenheimer Funds pursuant to Investment Management Agreements, each of which provides for the Oppenheimer Fund to pay OFI a monthly management fee computed separately on the net assets of each Fund as of the close of business each day. The management fee rates are as follows: (i) for Money Fund: 0.450% of the first $500 million of net assets, 0.425% of the next $500 million, 0.400% of the next $500 million, and 0.375% of net assets over $1.5 billion; (ii) for Capital Appreciation Fund, Growth Fund, Growth & Income Fund, Multiple Strategies Fund, and Global Securities Fund: 0.75% of the first $200 million of net assets, 0.72% of the next $200 million, 0.69% of the next $200 million, 0.66% of the next $200 million, and 0.60% of net assets over $800 million; and (iii) for High Income Fund, Bond Fund, and Strategic Bond Fund: 0.75% of the first $200 million of net assets, 0.72% of the next $200 million, 0.69% of the next $200 million, 0.66% of the next $200 million, 0.60% of the next $200 million, and 0.50% of net assets over $1 billion. During 1996, OFI earned investment management fees of $445,899 from the Money Fund, $3,382,840 from the Capital Appreciation Fund,

$1,139,255 from the Growth Fund, $160,819 from the Growth & Income Fund, $3,132,569 from the Multiple Strategies Fund, $3,395,740 from the Global Securities Fund, $1,177,754 from the High Income Fund, $2,188,350 from the Bond Fund, and $618,338 from the Strategic Bond Fund.

OFI also serves as investment manager of each of the Portfolios of the Panorama Fund pursuant to Investment Management Agreements, each of which provides for the Portfolio to pay OFI a monthly management fee computed separately on the net assets of each Fund as of the close of business each day. The management fee rates are as follows: (i) for the Total Return Portfolio: 0.625% of the first $600 million of net assets, 0.45% of net assets over $600 million; and (ii) for the Growth Portfolio: 0.625% of the first $300 million of net assets, 0.500% of the next $100 million, and 0.450% of net assets over $400 million; and (iii) for the International Equity Portfolio: 1.00% of the first $250 million of net assets and 0.90% of net assets over $250 million; and (iv) for the LifeSpan Capital Appreciation Portfolio and LifeSpan Balanced Portfolio: 0.85% of the first $250 million of net assets and 0.75% of net assets in excess of $250 million, and (v) for the LifeSpan Diversified Income Portfolio: 0.75% of the first $250 million of net assets and 0.65% of net assets in excess of $250 million. During 1996 OFI earned investment management fees of $5,817,245 for the Total Return Portfolio, $2,801,667 for the Growth Portfolio, $569,471 for the International Equity Portfolio, $281,564 for the LifeSpan Capital Appreciation Portfolio, $355,893 for the LifeSpan Balanced Portfolio, and $171,569 for the LifeSpan Diversified Income Portfolio.

OFI, located at Two World Trade Center, New York, NY 10048-0203, has operated as an investment adviser since April 30, 1959. It and its affiliates currently advise U.S. investment companies with assets aggregating over $62 billion as of December 31, 1996, and having more than 3 million shareholder accounts. OFI is owned by Oppenheimer Acquisition Corp., a holding company owned in part by senior management of OFI, and ultimately controlled by MassMutual. OFI has entered into sub-advisery agreements with other investment advisers under which the sub-adviser manages the investments of one or more of the underlying Portfolios of the Panorama Fund.

OFI has entered into investment sub-advisery agreements with three-sub advisers to assist in the selection of portfolio investments for the Panorama Fund's International Equity Portfolio, LifeSpan Diversified Income Portfolio, LifeSpan Balanced Portfolio, and LifeSpan Capital Appreciation Portfolio.

Babson-Stewart Ivory International ("Babson-Stewart") located in Cambridge, Massachusetts is the sub-adviser to the Panorama Fund's International Equity Portfolio and the international stock components of the LifeSpan Balanced Portfolio and the LifeSpan Capital Appreciation Portfolio. Babson-Stewart is a partnership formed in 1987 between David L. Babson & Company, Inc., an indirect wholly-owned subsidiary of MassMutual, and Stewart Ivory & Company, Ltd., located in Edinburgh, Scotland. For providing its services under the sub-advisery agreement with OFI, Babson-Stewart will receive a monthly fee from OFI, computed daily at an annual rate based on the average daily net asset value of the International Equity Fund and the portion of the LifeSpan Capital Appreciation Portfolio and LifeSpan Balanced Portfolio allocated to the international equity component. The annual fee paid to Babson-Stewart by OFI is as follows: 0.75% for the first $10 million of net assets, 0.625% of the next $15 million of net assets, 0.50% of the next $25 million of net assets, and 0.375% of net assets over $50 million. For purposes of determining the break-points in the sub-advisery fee, the assets of the International Equity Portfolio, the international equity component of the LifeSpan Capital Appreciation Portfolio and the International Equity component of the LifeSpan Balanced Portfolio are not aggregated. In 1996, Babson-Stewart received $486,204 for managing the assets of the International Equity Portfolio.

BEA Associates ("BEA"), located in New York, New York is the sub-adviser to the high yield bond component of the Panorama Fund's LifeSpan Diversified Income Portfolio, the LifeSpan Balanced Portfolio, and the LifeSpan Capital Appreciation Portfolio. For providing its services under the sub-advisory agreement with OFI, BEA will receive a monthly fee from OFI, computed daily at an annual rate based on the collective average daily net asset value of the portion of the LifeSpan Diversified Income LifeSpan Capital Appreciation, and LifeSpan Balanced Portfolios allocated to the high yield bond component. The annual fee paid to BEA is as follows: 0.45% for the first $25 million of collective net assets, 0.40% of the next $25 million of collective net assets, 35% of the next $50 million of collective net assets, and 0.25% of collective net assets over $100 million. For purposes of calculating the fee payable to BEA, the collective net asset values of the portion of the LifeSpan Portfolios allocated to the high yield bond component are aggregated with that portion of the net asset value of the assets of Oppenheimer Series Fund, Inc. managed by BEA.

Pilgrim, Baxter & Associates ("Pilgrim Baxter") is the sub-adviser to the small cap component of the Panorama Fund's LifeSpan Balanced Portfolio and the LifeSpan Capital Appreciation Portfolio. For providing its services under the sub-advisory agreement with OFI, Pilgrim Baxter will receive a monthly fee from OFI, computed daily at an annual rate based on the collective average daily net asset value of the portion of the LifeSpan Balanced Portfolio and LifeSpan Capital Appreciation Portfolio allocated to the small cap component. The annual fee paid to Pilgrim Baxter is 0.60% of collective net assets. For purposes of calculating the fee payable to Pilgrim Baxter, the collective net asset values of the portion of the LifeSpan Portfolios allocated to the small cap component are aggregated with that portion of the net asset value of the assets of Oppenheimer Series Fund, Inc. managed by Pilgrim Baxter.

MML Series Investment Fund Annual Expenses for 1996
(as a percentage of the average net assets of a Fund)


                                                                                         Total Fund
                                                                                         ----------
                                              Management Fees       Other Expenses       Operating
                                              ---------------       --------------       ---------
                                                                                         Expenses
                                                                                         --------
MML Equity Index Fund                         0.0%(1)               0.0%(1)              0.0%(1)


(1) The MML Equity Index Fund had no operating expenses in 1996 since it had not yet commenced operations. 1997 estimated fees are 0.40% Management Fees plus 0.11% Other Expenses which would equal 0.51% of Total Fund Operating Expenses. MassMutual has agreed to bear the expenses of the MML Equity Index Fund (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of average daily net asset value of the Fund through April 30, 1998. MassMutual expects that it will be required to reimburse the expenses of the MML Equity Index Fund pursuant to this undertaking in 1997.

Oppenheimer Variable Account Funds Annual Expenses for 1996
(as a percentage of the average net assets of a Fund)


                                                                                        Total Fund
                                                                                        ----------
                                              Management Fees       Other Expenses      Operating
                                              ---------------       --------------      ---------
                                                                                        Expenses
                                                                                        --------
Oppenheimer Global Securities Fund            0.73%                 0.08%               0.81%
Oppenheimer Capital Appreciation Fund         0.72%                 0.03%               0.75%


Oppenheimer Growth Fund                       0.75%                 0.04% (1)           0.79% (1)
Oppenheimer Growth & Income Fund              0.75%                 0.25%               1.00%
Oppenheimer Multiple Strategies Fund          0.73%                 0.04%               0.77%
Oppenheimer High Income Fund                  0.75%                 0.06%               0.81%
Oppenheimer Strategic Bond Fund               0.75%                 0.10%               0.85%
Oppenheimer Bond Fund                         0.74%                 0.04%               0.78%
Oppenheimer Money Fund                        0.45%                 0.04%               0.49%


(1) In 1996, OFI, on a voluntary one-time basis, agreed to reimburse the Oppenheimer Growth Fund an amount equal to 0.02% of average daily net asset value due to non-recurring expenses incurred in connection with the Jefferson Pilot Appreciation Fund, Inc. acquisition. Absent this reimbursement, the Other Expenses for this Fund would have been 0.06% and the Total Operating Expenses would have been 0.81%. OFI does not anticipate making any expense reimbursements to this Fund in 1997.

Panorama Series Fund, Inc. Annual Expenses for 1996
(as a percentage of the average net assets of a Portfolio)


                                                                                                    Total Fund
                                                                                                    ----------
                                                         Management Fees       Other Expenses       Operating
                                                         ---------------       --------------       ---------
                                                                                                    Expenses
                                                                                                    --------
Panorama Total Return Portfolio                          0.55%                 0.0%                 0.55%
Panorama Growth Portfolio                                0.57%                 0.01%                0.58%
Panorama International Equity Portfolio                  1.00%                 0.21%                1.21%
Panorama LifeSpan Diversified Income Portfolio           0.75%                 0.32%                1.07%
Panorama LifeSpan Balanced Portfolio                     0.85%                 0.32%                1.17%
Panorama LifeSpan Capital Appreciation Portfolio         0.85%                 0.45%                1.30%


Additional and more detailed information concerning the MML Funds, the Oppenheimer Funds, and the Panorama Fund's Portfolios, including information about the other expenses of such Funds and Portfolios, may be found in the accompanying Prospectuses for the MML Trust, the Oppenheimer Trust, and the Panorama Fund.

THE SEPARATE ACCOUNT

The Separate Account was established on June 9, 1982 as a separate investment account of MML Bay State by MML Bay State's Board of Directors in accordance with the provisions of Section 376.309 of the Missouri Revised Statutes. However, when MML Bay State re-domesticated to the State of Connecticut in June 1997, the Separate Account became subject to the insurance laws and regulations of Connecticut.

The Separate Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. Registration does not involve supervision of the management or investment practices or policies of either the Separate Account or of MML Bay State. Under Connecticut law, however, both MML Bay State and the Separate Account are subject to regulation by the Insurance Department of the state of Connecticut. Designated segments of the Separate Account will be used to receive and invest premiums for other variable life insurance policies issued by MML Bay State. Such a segment, the GVUL Segment, has been established for the Policy.

Although the assets of the Separate Account are assets of MML Bay State, that portion of the Separate Account assets equal to the reserves and other liabilities of the Separate Account attributable to the Policies may not be used to satisfy any obligations that may arise out of any other business We may conduct. They may, however, become subject to liabilities arising from other variable life insurance policies which the Separate Account funds. In addition, We may from time to time, at our discretion, transfer to Our general account those assets which exceed the reserves and other liabilities of the Separate Account. Such transfers will not adversely affect the Separate Account.

Income, realized gains or losses, and unrealized gains or losses from each Division are credited to or charged against that Division without regard to any of our other income, gains, or losses.

MML Bay State may accumulate in the Separate Account the charge for expense and mortality risks, the Monthly Deduction assessed against the Policy and investment results applicable to those assets that are in excess of net assets supporting the Policies.

Investment of the Separate Account. The designated segment of the Separate
----------------------------------
Account has sixteen Divisions attributable to the Policy. Each Division invests in shares of either the MML Trust, the Oppenheimer Trust, or the Panorama Fund. The Divisions of the Separate Account are:

The MML Equity Index Division - Amounts credited to this Division are invested in shares of MML Equity Index Fund, or its successor.

The Oppenheimer Money Division - Amounts credited to this Division are invested in shares of Oppenheimer Money Fund, or its successor.

The Oppenheimer Bond Division - Amounts credited to this Division are invested in shares of Oppenheimer Bond Fund, or its successor.

The Oppenheimer Strategic Bond Division - Amounts credited to this Division are invested in shares of Oppenheimer Strategic Bond Fund, or its successor.

The Oppenheimer High Income Division - Amounts credited to this Division are invested in shares of Oppenheimer High Income Fund, or its successor.

The Oppenheimer Growth & Income Division - Amounts credited to this Division are invested in shares of Oppenheimer Growth & Income Fund, or its successor.

The Oppenheimer Multiple Strategies Division - Amounts credited to this Division are invested in shares of Oppenheimer Multiple Strategies Fund, or its successor.

The Oppenheimer Growth Division - Amounts credited to this Division are invested in shares of Oppenheimer Growth Fund, or its successor.

The Oppenheimer Capital Appreciation Division - Amounts credited to this Division are invested in shares of Oppenheimer Capital Appreciation Fund, or its successor.

The Oppenheimer Global Securities Division - Amounts credited to this Division are invested in shares of Oppenheimer Global Securities Fund, or its successor.

The Panorama Total Return Division - Amounts credited to this Division are invested in shares of the Panorama Total Return Portfolio, or its successor.

The Panorama Growth Division - Amounts credited to this Division are invested in shares of the Panorama Growth Portfolio, or its successor.

The Panorama International Equity Division - Amounts credited to this Division are invested in shares of the Panorama International Equity Portfolio, or its successor.

The Panorama LifeSpan Capital Appreciation Division - Amounts credited to this Division are invested in shares of the Panorama LifeSpan Capital Appreciation Portfolio, or its successor.

The Panorama LifeSpan Balanced Division - Amounts credited to this Division are invested in shares of the Panorama LifeSpan Balanced Portfolio, or its successor.

The Panorama LifeSpan Diversified Income Division - Amounts credited to this Division are invested in shares of the Panorama LifeSpan Diversified Income Portfolio, or its successor.

The shares of the underlying Fund purchased by each Division will be held by MML Bay State as custodian of the Separate Account.

Although there are currently sixteen Divisions available to a Policyowner, a Policyowner may allocate Account Value to no more than eight Divisions at any one time. To allocate Net Premium or to transfer Account Value to a ninth Division which does not have Account Value allocated to it, a Policyowner must transfer 100% of the Account Value from one or more of the eight "active" Divisions to which allocations are currently made.

MML Equity Index Fund (the "MML Fund") is a separate series of shares of MML Series Investment Fund (the "MML Trust"), a no load, open-end management investment company. Massachusetts Mutual Life Insurance Company ("MassMutual"), the parent company of MML Bay State, acts as investment manager to each of the MML Funds which are part of the MML Trust, including the MML Equity Index Fund. MassMutual has entered into an investment sub-advisery agreement with Mellon Equity Associates ("Mellon Equity") providing for Mellon Equity to manage the investment and reinvestment of assets with respect to the management of the MML Equity Index Fund. Mellon Equity is an indirect subsidiary of Mellon Bank Corporation and is located in Pittsburgh, Pennsylvania. As of December 31, 1996, Mellon Equity and its employees managed approximately $11 billion and served as the investment adviser or sub-adviser of 9 other investment companies. MassMutual and Mellon Equity are registered as investment advisers under the Investment Advisers Act of 1940.

OppenheimerFunds, Inc. ("OFI") acts as investment manager to the Oppenheimer Variable Account Funds (the "Oppenheimer Trust") and the Panorama Series Fund, Inc. (the "Panorama Fund"). The Oppenheimer Money Fund, Oppenheimer Bond Fund, Oppenheimer Strategic Bond Fund, Oppenheimer High Income Fund, Oppenheimer Growth & Income Fund, Oppenheimer Multiple Strategies Fund, Oppenheimer Growth Fund, Oppenheimer Capital Appreciation Fund, and Oppenheimer Global Fund are part of the Oppenheimer Trust, an open-end, diversified, management investment company, which is available to act as the investment vehicle for separate accounts for variable insurance policies offered by insurance companies. The Panorama Total Return Portfolio, Panorama Growth Portfolio, Panorama International Equity Portfolio, Panorama LifeSpan Capital Appreciation Portfolio, Panorama LifeSpan Balanced Portfolio, and Panorama LifeSpan Diversified Income Portfolio are part of the Panorama Series Fund, Inc., an open-end, diversified, management investment company, which is available to act as the investment vehicle for separate accounts for variable insurance policies offered by insurance companies.

OFI has entered into investment sub-advisery agreements with three sub-advisers to assist in the selection of portfolio investments for the Panorama Fund's International Equity Portfolio, LifeSpan Diversified Income Portfolio, LifeSpan Balanced Portfolio, and LifeSpan Capital Appreciation Portfolio. Babson-Stewart Ivory International ("Babson-Stewart") located in Cambridge, Massachusetts is the sub-adviser to the International Equity Portfolio and the international stock components of the LifeSpan Balanced Portfolio and the LifeSpan Capital Appreciation Portfolio. Babson-Stewart is a partnership formed in 1987 between David L. Babson & Company, Inc., an indirect wholly-owned subsidiary of MassMutual, and Stewart Ivory & Company, Ltd., located in Edinburgh, Scotland. BEA Associates located in New York, New York is the sub-adviser to the high yield bond component of the LifeSpan Diversified Income Portfolio, the LifeSpan Balanced Portfolio, and the LifeSpan Capital Appreciation Portfolio. Pilgrim, Baxter & Associates ("Pilgrim Baxter") is the sub-adviser to the small cap component of the LifeSpan Balanced Portfolio and the LifeSpan Capital Appreciation Portfolio. With respect to the Oppenheimer Trust Funds and those Panorama Fund portfolios which do not utilize sub-advisers, OFI defines the composition of each respective fund and portfolio, and furnishes advice and recommendations with respect to the investments, investment policies and purchase and sale of securities. OFI, Babson-Stewart, BEA Associates, and Pilgrim Baxter are registered as investment advisers under the Investment Advisers Act of 1940.

The MML Trust is a no load, open end management investment company registered under the 1940 Act. The Oppenheimer Trust and the Panorama Fund are open-end, diversified management investment companies registered under the 1940 Act. The MML Trust consists of five MML Funds each of which has its own investment objectives and policies. The Oppenheimer Trust consists of nine Oppenheimer Funds, each of which has its own investment objectives and policies. The Panorama Fund consists of seven portfolios, each of which has its own investment objectives and policies. MassMutual maintains the MML Trust for the purpose of providing vehicles for the investment of assets held in various separate investment accounts, including the Separate Account, established by MML Bay State or by MassMutual or any of its affiliate life insurance companies. The Oppenheimer Trust and Panorama Fund were established for the purpose of providing investment vehicles for investment only by variable life insurance contracts and variable annuity contracts. Shares of the MML Funds are not offered to the general public, but solely to separate investment accounts established by MassMutual and life insurance company affiliates of MassMutual, including MML Bay State. Shares of the Oppenheimer Trust and Panorama Fund are not offered to the general public, but solely to insurance company separate accounts affiliated and unaffiliated with MML Bay State which fund variable annuities and variable life insurance contracts.

INVESTMENT OBJECTIVES

The investment objective of MML Equity Index Fund is to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. ("Standard & Poor's 500" and "S&P 500(C)" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's or The McGraw-Hill Companies, Inc.)

The investment objective of the Oppenheimer Money Fund is to maximize current income from investments in "money market" securities consistent with low capital risk and maintenance of liquidity.

The investment objective of the Oppenheimer Bond Fund is to seek a high level of current income from investment in high yield fixed-income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, the Fund seeks capital growth when consistent with its primary objective.

The investment objective of the Oppenheimer Strategic Bond Fund is to seek a high level of current income principally derived from interest income from investments in U.S. government securities, high yield fixed-income securities, and foreign fixed income securities and to seek to enhance such income by writing covered call options on debt securities.

The investment objective of the Oppenheimer High Income Fund is to earn a high level of current income by investing primarily in a diversified portfolio of high yield, fixed-income securities, including long-term debt obligations and preferred stock issues believed by OFI, in its capacity as investment manager of the Fund, not to involve undue risk. This Fund's investment policy is to assume certain risks (described more fully in the attached prospectus for the Oppenheimer Trust) in seeking high yield, which is ordinarily associated with high risk securities, commonly known as "junk bonds," in the lower rating categories of the established securities ratings services, and unrated securities.

The investment objective of the Oppenheimer Growth & Income Fund is to seek a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. From time to time this Fund may focus on small to medium capitalization common stocks, bonds and convertible securities.

The investment objective of the Oppenheimer Multiple Strategies Fund is to seek a total investment return (which includes current income and capital appreciation in the value of its shares) from investments in common stocks and other equity securities, bonds and other debt securities, and "money market" securities.

The investment objective of the Oppenheimer Growth Fund is to seek to achieve capital appreciation by investing in securities of well-known established companies (companies which have a history of earnings and dividends). The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock and convertible bonds.

The investment objective of the Oppenheimer Capital Appreciation Fund is capital appreciation. The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock and convertible bonds. In seeking this objective the Fund will emphasize investments in securities of "growth-type" companies. Such companies are believed to have relatively favorable long-term prospects for an increased demand for the particular company's products or services.

The investment objective of the Oppenheimer Global Securities Fund is to seek long-term capital appreciation through investing a substantial portion of its invested assets in securities of foreign issuers, growth-type companies and special investment opportunities (anticipated acquisitions, mergers or other unusual developments) which are considered by OFI, in its capacity as investment manager of the Funds, to have appreciation possibilities. The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock, convertible bonds and American Depository Receipts. Current income is not an investment objective of the Oppenheimer Global Securities Fund.

The investment objective of the Panorama Total Return Portfolio is to seek to maximize total investment return (including both capital appreciation and income) principally by allocating its asset among stocks, corporate bonds, U.S. Government securities and money market instruments according to changing market conditions.

The investment objective of the Panorama Growth Portfolio is to seek long-term growth of capital by investing primarily in common stocks with low price-earnings ratios and better-than-anticipated earnings. Realization of current income is a secondary consideration.

The investment objective of the Panorama International Equity Portfolio is to seek long-term growth of capital by investing primarily in equity securities of companies wherever located, the primary stock market of which is outside the United States.

The investment objective of the Panorama LifeSpan Capital Appreciation Portfolio is to seek long-term capital appreciation by investing in a strategically allocated portfolio of equities and fixed income securities consisting primarily of stocks. Current income is not a primary consideration.

The investment objective of the Panorama LifeSpan Balanced Portfolio is to seek a blend of capital appreciation and income by investing in a strategically allocated portfolio of stocks and bonds with a slightly stronger emphasis on stocks.

The investment objective of the Panorama LifeSpan Diversified Income Portfolio is to seek high current income, with opportunities for capital appreciation by investing in a strategically allocated portfolio of equities and fixed income securities consisting primarily of bonds.

The Separate Account purchases and redeems shares of the Funds at their net asset value which is determined at the time of the receipt of the purchase order or redemption request without the imposition of any sales or redemption charge. Boston Safe Deposit and Trust Company, with its home office located at One Boston Place, Boston, Massachusetts 02108 acts as custodian for the MML Equity Index Fund. The Bank of New York, with its home office located at One Wall Street, New York, NY 10015, acts as custodian for each of the Oppenheimer Funds. State Street Bank and Trust Company, with its home office located at 225 Franklin Street, Boston, Massachusetts, 02110, acts as custodian for the Panorama Fund and each of its Portfolios.

The assets of certain variable annuity separate accounts for which MML Bay State or an affiliate is the depositor are invested in shares of the MML Funds. Because these separate accounts are invested in the same underlying MML Funds it is possible that material conflicts could arise between Policyowners and owners of the variable annuity contracts. Possible conflicts could arise if: (i) state insurance regulators should disapprove or require changes in investment policies, investment advisers or principal underwriters or if MML Bay State should be permitted to act contrary to actions approved by holders of the Policies under rules of the Securities and Exchange Commission; (ii) adverse tax treatment of the Policies or the variable annuity contracts would result from utilizing the same underlying MML Funds; (iii) different investment strategies would be more suitable for the variable annuity contracts than for the Policies; or (iv) state insurance laws or regulations or other applicable laws would prohibit the funding of both the Separate Account and other investment accounts by the same MML Funds. The Board of Trustees of the MML Trust will follow monitoring procedures which have been developed to determine whether material conflicts have arisen. Such Board will have a majority of Trustees who are not interested persons of the MML Trust or MML Bay State and determinations whether or not a material conflict exists will be made by a majority of such disinterested Trustees. If a material irreconcilable conflict exists, MML Bay State will take such action at its own expense as may be required to cause the Separate Account to be invested solely in shares of mutual funds which offer their shares exclusively to variable life insurance separate accounts unless, in certain cases, the holders of both the Policies and the variable annuity contracts vote not to effect such segregation.

The Oppenheimer Trust and the Panorama Fund were established for use as an investment vehicle by variable contract separate accounts such as the Separate Account. Accordingly, it is possible that a material irreconcilable conflict may develop between the interests of Policyowners and other separate accounts investing in the Oppenheimer Trust or Panorama Fund. The Board of Trustees of the Oppenheimer Trust (the "Trustees") and the Board of Directors of the Panorama Fund (the "Directors") will monitor their respective investment company for the existence of any such conflicts. If it is determined that a conflict exists, the Trustees or the Directors, as the case may be, will notify MML Bay State, and appropriate action will be taken to eliminate such irreconcilable conflicts. Such steps may include: (i) withdrawing the assets allocable to some or all of the separate accounts from the particular Oppenheimer Fund or Panorama Fund Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Oppenheimer Fund or Panorama Fund Portfolio; (ii) submitting the question whether such segregation should be implemented to a vote of all affected Policyowners; and (iii) establishing a new registered management investment company or managed separate account.

Rates of Return. Tables 1 and 2 show the Effective Annual Rates of Return and
---------------
One Year Total Returns, respectively, of the Funds based on the actual investment performance (after deduction of investment management fees and direct operation expenses). These rates of return do not reflect the mortality and expense risk charges assessed against the Separate Account.

Table 3 shows the return, after deduction of investment management fees and direct operation expenses of the fund, and deduction of the mortality and expense risk charges assessed against the Separate Account.

The rates of return shown are not necessarily indicative of future performance. They may be considered in assessing the competence and performance of MassMutual, OFI, Mellon Equity, Babson-Stewart, BEA, and Pilgrim Baxter as investment advisers to the Funds.

                                     TABLE 1
                        EFFECTIVE ANNUAL RATES OF RETURN
                             AS OF DECEMBER 31, 1996


    Fund                                    Since          20            15           10            5             3            1
                                          Inception       Years        Years         Years        Years         Years        Year
-----------------------------------------------------------------------------------------------------------------------------------
    Oppenheimer Money                       5.98%          ---          ---          5.92%        4.42%         5.00%        5.13%
    (date of inception - 04/03/85)

    Oppenheimer Bond                        9.94%          ---          ---          8.81%        7.68%         6.33%        4.80%
    (date of inception - 04/03/85)

    Oppenheimer Strategic Bond              7.35%          ---          ---           ---          ---          7.54%       12.07%
    (date of inception - 05/03/93)

    Oppenheimer High Income                 13.46%                      ---         13.89%        14.88%       10.34%       15.26%
    (date of inception - 04/30/86)

    Oppenheimer Growth & Income             40.54%         ---          ---           ---          ---           ---        32.51%
    (date of inception - 07/05/95)

    Oppenheimer Multiple Strategies         11.52%         ---          ---           ---         11.67%       11.18%       15.50%
    (date of inception - 02/09/87)

    Oppenheimer Growth                      14.52%         ---          ---         14.32%        16.24%       19.99%       25.20%
    (date of inception - 04/03/85)

    Oppenheimer Capital Appreciation        15.66%         ---          ---         16.50%        16.68%       13.74%       20.22%
    (date of inception - 08/15/86)

    Oppenheimer Global Securities           10.65%         ---          ---           ---         12.38%        4.25%       17.80%
    (date of inception - 11/20/90)

    Panorama Total Return                   13.73%         ---          ---         12.32%        11.52%       10.41%       10.14%
    (date of inception - 09/30/82)

    Panorama Growth                         17.79%         ---          ---         15.94%        17.33%       17.75%       18.87%
    (date of inception - 01/21/82)

    Panorama International Equity           8.78%          ---          ---           ---          ---          8.21%       13.26%
    (date of inception - 05/13/92)

    Panorama LifeSpan Capital               18.80%                      ---           ---          ---           ---        17.97%
    Appreciation (date of inception -
    09/01/95)

    Panorama LifeSpan Balanced              14.85%         ---          ---           ---          ---           ---        13.38%
    (date of inception - 09/01/95)

    Panorama LifeSpan Diversified           9.61%          ---          ---           ---          ---           ---         6.93%
    Income
    (date of inception - 09/01/95)


        NOTE: This Table 1 shows the effective annual rates of return of the Funds based on the actual investment performance (after deduction of investment management fees and direct operation expenses). These rates of return do not reflect the mortality and expense risk charges assessed against the Separate Account. The MML Equity Index Fund did not commence operations until April 30, 1997. Therefore, historical investment results for the 1, 3, 5, 10, 15, and 20 year periods listed above do not exist for this Fund.

                                    TABLE 2
                            ONE YEAR TOTAL RETURNS

For the year ended                           1996      1995       1994      1993      1992       1991      1990

-----------------------------------------------------------------------------------------------------------------
Oppenheimer Money                           5.13%      5.62%     4.20%     3.12%      3.76%     5.97%      7.80%
(date of inception - 04/03/85)

Oppenheimer Bond                            4.80%     17.00%    (1.94)%   13.04%      6.50%    17.63%      7.92%
(date of inception - 04/03/85)

Oppenheimer Strategic Bond                 12.07%     15.33%    (3.78)%    4.25%*      --        --         --
(date of inception - 05/03/93)

Oppenheimer High Income                    15.26%     20.37%    (3.18)%   26.34%     17.92%    33.91%      4.65%
(date of inception - 04/30/86)

Oppenheimer Growth & Income                32.51%     23.52%*     --        --         --        --         --
(date of inception - 07/05/95)

Oppenheimer Multiple Strategies            15.50%     21.36%    (1.95)%   15.95%      8.99%    17.48%     (1.91)%
(date of inception - 02/09/87)

Oppenheimer Growth                         25.20%     36.65%     0.97%     7.25%     14.53%    25.54%     (8.21)%
(date of inception - 04/03/85)

Oppenheimer Capital Appreciation           20.16%     32.52%    (7.59)%   27.32%     15.42%    54.72%    (16.82)%
(date of inception - 08/15/86)

Oppenheimer Global Securities              17.80%      2.24%    (5.72)%   70.32%     (7.11)%    3.39%      0.40%*
(date of inception - 11/20/90)

Panorama Total Return                      10.14%     24.66%    (1.97)%   16.28%     10.21%    28.79%      0.50%
(date of inception - 09/30/82)

Panorama Growth                            18.87%     38.06%    (0.51)%   21.22%     12.36%    37.53%     (7.90)%
(date of inception - 01/21/82)

Panorama International Equity              13.26%     10.30%     1.44%    21.80%     (4.32)%*    --         --
(date of inception - 05/13/92)

Panorama LifeSpan Capital Appreciation     17.97%      6.65%*     --        --         --        --         --
(date of inception - 09/01/95)

Panorama LifeSpan Balanced                 13.38%      6.08%*     --        --         --        --         --
(date of inception - 09/01/95)

Panorama LifeSpan Diversified Income        6.93%      5.69%*     --        --         --        --         --
(date of inception - 09/01/95)


For the year ended                              1989      1988      1987       1986      1985      1984       1983      1982

-------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Money                              8.82%      7.31%     6.33%      5.68%     7.25%*      --        --        --
(date of inception - 04/03/85)

Oppenheimer Bond                              13.32%      8.97%     2.52%     10.12%    18.82%*      --        --        --
(date of inception - 04/03/85)

Oppenheimer Strategic Bond                      --         --        --         --        --         --        --        --
(date of inception - 05/03/93)

Oppenheimer High Income                        4.84%     15.58%     8.07%      4.73%*     --         --        --        --
(date of inception - 04/30/86)

Oppenheimer Growth & Income                     --         --        --         --        --         --        --        --
(date of inception - 07/05/95)

Oppenheimer Multiple Strategies               15.76%     22.15%     3.97%*      --        --         --        --        --
(date of inception - 02/09/87)

Oppenheimer Growth                            23.59%     22.09%     3.32%     17.76%     9.50%*      --        --        --
(date of inception - 04/03/85)

Oppenheimer Capital Appreciation              27.57%     13.41%    14.34%     (1.65)%*    --         --        --        --
(date of inception - 08/15/86)

Oppenheimer Global Securities                   --         --        --         --        --         --        --        --
(date of inception - 11/20/90)

Panorama Total Return                         22.98%     11.64%     4.26%     12.58%    25.43%      6.68%    20.20%     8.10%*
(date of inception - 09/30/82)

Panorama Growth                               35.81%     14.46%     0.25%     11.58%    27.31%      4.89%    32.72%    33.00%*
(date of inception - 01/21/82)

Panorama International Equity                   --         --        --         --        --         --        --        --
(date of inception - 05/13/92)

Panorama LifeSpan Capital Appreciation          --         --        --         --        --         --        --        --
(date of inception - 09/01/95)

Panorama LifeSpan Balanced                      --         --        --         --        --         --        --        --
(date of inception - 09/01/95)

Panorama LifeSpan Diversified Income            --         --        --         --        --         --        --        --
(date of inception - 09/01/95)

* The figures shown are one year total returns from inception of the Funds.
NOTE: This Table 2 shows the One Year Total Returns of the Funds based on the actual investment performance (after deduction of investment management fees and direct operation expenses). These rates of return do not reflect the mortality and expense risk charges assessed against the Separate Account. The MML Equity Index Fund did not commence operations until April 30, 1997. Therefore, historical investment results for the above periods do not exist for this Fund.

                                    TABLE 3

     AVERAGE ANNUAL TOTAL RETURN OF EACH DIVISION OF THE SEPARATE ACCOUNT
                            AS OF DECEMBER 31, 1996

The following performance information of the Divisions of the Separate Account assumes that the Divisions have been in operation for the same periods as the underlying Funds in which they invest. The returns reflect the total of the income generated by the Fund net of total Fund operating expenses, plus or minus capital gains and losses, realized or unrealized, and net of the current mortality and expense risk charge.

Fund                                                1                 5                10               Since
                                                   Year             Years            Years            Inception
-------------------------------------------------------------------------------------------------------------------
Oppenheimer Money*                                 4.38%            3.67%             5.17%             5.23%
(date of inception - 04/03/85)

Oppenheimer Bond                                   4.05%            6.93%             8.06%             9.19%
(date of inception - 04/03/85)

Oppenheimer Strategic Bond                        11.32%             --                --               6.60%
(date of inception - 05/03/93)

Oppenheimer High Income                           14.51%           14.13%            13.14%            12.71%
(date of inception - 04/30/86)

Oppenheimer Growth & Income                       31.76%             --                --              39.79%
(date of inception - 07/05/95)

Oppenheimer Multiple Strategies                   14.75%           10.92%              --              10.77%
(date of inception - 02/09/87)

Oppenheimer Growth                                24.45%           15.49%            13.57%            13.77%
(date of inception - 04/03/85)

Oppenheimer Capital Appreciation                  19.47%           15.93%            15.75%            14.91%
(date of inception - 08/15/86)

Oppenheimer Global Securities                     17.05%           11.63%              --               9.90%
(date of inception - 11/20/90)

Panorama Total Return                              9.39%           10.77%            11.57%            12.98%
(date of inception - 09/30/82)

Panorama Growth                                   18.12%           16.58%            15.19%            17.04%
(date of inception - 01/21/82)

Panorama International Equity                     12.51%             --                --               8.03%
(date of inception - 05/13/92)

Panorama LifeSpan Capital Appreciation            17.22%             --                --              18.05%
(date of inception - 09/01/95)

Panorama LifeSpan Balanced                        12.63%             --                --              14.10%
(date of inception - 09/01/95)

Panorama LifeSpan Diversified Income               6.18%             --                --               8.86%
(date of inception - 09/01/95)

Performance information assumes current mortality and expense risk charges. If guaranteed mortality and risk expense charges were used, the performance results would be lower. Performance information for any Division of the Separate Account reflects only the performance of a hypothetical investment in the Division during the particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Fund in which the Division invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. Actual returns may be more or less than those shown and will depend on a number of factors, including the investment allocations by a Policyowner and the different investment rates of return for the Divisions.

* Although the Oppenheimer Money Fund commenced operations on 4/3/85, the information necessary to calculate the performance information is available only for the year 1987 and subsequent periods.

NOTE: The MML Equity Index Fund did not commence operations until April 30, 1997. Therefore, historical investment results for the 1, 5, and 10 year periods for this Fund do not exist.

GENERAL PROVISIONS OF THE POLICY

Premiums. The minimum initial premium payable by You when electing the variable
--------
rider to the Certificate is $500. This amount must be paid in one lump sum. A Policy is a Certificate to which a variable rider has been added. Your Employer pays the estimated premium amount sufficient to pay the Premium Deduction and Monthly Deduction(s) under the Policy during a selected term. This estimated premium amount is called a Modal Term Premium. The term selected by Your Employer can be one month, one quarter, a six month period or one year and is called a Modal Term. The Modal Term Premium for a Policy is based upon cost of insurance rates plus the Sales Load, State Premium Tax Charge, DAC Tax Charge, the Monthly Administrative Charge, and any applicable rider charges. The method of calculating the Modal Term Premium is shown in Appendix B. The planned Employer paid premium is the Modal Term Premium for Your Policy. Subject to the minimum and maximum premium limitations described below, You and Your Employer may make unscheduled premium payments at any time and in any amount.

Planned Policy Premiums - Modal Term Premiums. The Modal Term selected by the
---------------------------------------------
Employer in the Participation Agreement forms the basis for the billing cycle for your Policy. If the Employer selects a monthly Modal Term, then We will send Your Employer a monthly premium invoice for your Policy. If the Employer selects a yearly Modal Term, then We will send Your Employer an annual premium invoice. The Employer may change the selected Modal Term at any time by written request to Us. Your Modal Term is specified in Your Policy's schedule page. If You become disassociated with the Employer, You may elect to continue the Policy on Your own. If You choose to continue the Policy, You will become vested in all Policy rights previously held by Your Employer, including the right to change the Modal Term to any mode but monthly. In this event, MML Bay State will discontinue billing for Your Modal Term premium.

The Modal Term Premium for the Policy may be subject to minimum and maximum amounts depending on the Selected Face Amount of the Policy, the Insured's age, and the Employer group.

There is no penalty if the Modal Term Premium is not paid, nor does payment of this amount guarantee coverage for any period of time. Instead, the duration of the Policy depends upon the Policy's Account Value. Even if Modal Term Premiums are paid, the Policy terminates when the Account Value becomes insufficient to pay certain monthly charges and a grace period expires without sufficient payment. (For details see "Termination.")

Minimum and Maximum Premium Payments. While the Policy is in force, premiums may
------------------------------------
be paid at any time before the death of the Insured subject to certain restrictions. There are no minimum or maximum premium payments under the Policy. However, We have the right to refund all or a portion of a premium paid in any year if it will increase the amount of insurance which requires a charge under the Policy. Premium payments should be sent to our Principal Administrative Office or to the address indicated for payment on any billing notice.

Termination. This Policy does not terminate for failure to pay premiums since
-----------
payments, other than the initial premium for the variable account rider, are not specifically required. Rather, if on a Monthly Calculation Date, the Account Value less any Policy Debt is insufficient to cover the Monthly Deduction, the Policy enters a 61-day grace period.

Grace Period. We allow 61 days to pay any premium necessary to cover the overdue
------------
Monthly Deduction. An Employer (or the Policyowner if the Policyowner has disassociated from the Employer) will receive a notice from Us which sets forth this amount. During the grace period, the Policy remains in force. If the payment is not made by the later of the 61 days or 30 days after We have mailed the written notice, the Policy will terminate without value and insurance coverage will cease.

DEATH BENEFIT UNDER THE POLICY

The Death Benefit is the amount payable to the named Beneficiary(ies) when the Insured dies. We pay the Beneficiary the Death Benefit amount determined as of the date of death upon receipt of proof of death in good order. All or part of the benefit can be paid in cash or applied under one or more of our payment options as described under "Additional Provisions Of The Policy" - "Payment Options."

A potential Certificate owner indicates the selected initial Face Amount in the Enrollment Form. Increases in the Selected Face Amount may be requested by the Policyowner by sending Us a new Enrollment Form, or if the Policyowner is no longer associated with the Employer, an Application. Under Death Benefit Option A, the Death Benefit is the greater of the Selected Face Amount in effect on the date of death or the Minimum Face Amount in effect on the date of death, with possible additions or deductions. Under Death Benefit Option B, the Death Benefit is the greater of the sum of the Selected Face Amount in effect on the date of death plus the Account value on the date of death, or the Minimum Face Amount in effect on the date of death, with possible additions or deductions. The Minimum Face Amount is equal to Account Value times the Minimum Face Amount Percentage. The percentages depend upon the Insured's age. The percentages are set forth in the Table Of Minimum Face Amount Percentages in the Policy. Added to the greater of the Selected Face Amount or Minimum Face Amount is that part of any Monthly Deduction applicable for the period beyond the date of death. Any Policy Debt outstanding on the date of death and any Monthly Deduction unpaid as of the date of death are deducted from the Death Benefit. We pay interest on the Death Benefit from the date of death to the date the Death Benefit is paid or a payment option becomes effective. The interest rate equals the rate determined under the Interest Payment Option as described in "Additional Provisions Of The Policy" - "Payment Options" (or a higher rate if required by state law.)

The Selected Face Amount may be increased upon request by the Policyowner, subject to MML Bay State's then current guidelines regarding guaranteed issue, simplified issue, and regular underwriting. Guaranteed issue is only available to Employees of an Employer group. For those Policyowners subject to simplified or regular underwriting, We will require adequate evidence of insurability prior to approving an increase in the Selected Face Amount. A request for a decrease in the Selected Face Amount will be honored by Us once each Policy Year provided the Policy maintains a minimum Death Benefit of $50,000. Decreases in the Selected Face Amount may have tax consequences. (For details see "Federal Income Tax Considerations" - "Policy Proceeds, Premiums, and Loans.")

Any requested increase in the Selected Face Amount will be effective on the Monthly Calculation Date which is on, or next follows, the later of: (i) the date 15 days after a written request for such change has been received and approved by Us; or (ii) the requested effective date of the change. Any requested decrease in the Selected Face Amount will be effective on the Monthly Calculation Date which is on, or next follows, the later of: (i) the date 15 days after a written request for such change has been received and approved by Us; (ii) the one year period following the effective date of the previously requested decrease; or (iii) the requested effective date of the change.

The Policyowner may change Death Benefit Option by written request subject to Our current guidelines regarding proof of insurability. There is no charge for a change in Death Benefit Option. The effective date of any such change will be on the Policyowner's Policy Anniversary following the date the written request is received by Us in good order, or if We receive the written request within the 15 day period prior to a Policy Anniversary, the change will be effective on the second Policy Anniversary following the date of the request. MML Bay State will honor a request for a later effective date provided the date coincides with the Policyowner's Policy Anniversary.

Any increase for Policyowners no longer associated with the Employer must be at least $5,000. Under Death Benefit Option A, the Death Benefit is unaffected by investment experience unless the Death Benefit is based on the Minimum Face Amount. Under Option B, the Death Benefit may be increased or decreased by investment experience. (No increase will be allowed after the Policy Anniversary Date succeeding the Insured's 75th birthday.)

Example: The following example shows how the Death Benefit may vary as a result of investment performance and Death Benefit Option in effect on the date of death.

                                        Policy A                   Policy B
                                        --------                   --------
(a)  Selected Face Amount:              $100,000                   $100,000

(b)  Account Value on Date of Death     $30,000                    $50,000

(c)  Minimum Face Amount Percentage
     on Date of Death:                  280%                       280%

(d)  Minimum Face Amount                $84,000                    $140,000
     (b x c):

Death Benefit if
     Option A in effect
     (greater of a or d)                $100,000                   $140,000

Death Benefit if
     Option B in effect
     (greater of (i) a + b
     or (ii) d):                        $130,000                   $150,000

(Examples assume no additions to or deductions from the Selected Face Amount or Minimum Face Amount are applicable.)

ACCOUNT VALUE AND CASH SURRENDER VALUE

Account Value. The Account Value of the Policy is equal to the Variable Account
-------------
Value plus the Fixed Account Value. The Account Value of the Policy is held in one or more Divisions and the GPA. Initially, this value equals the net amount of the first premium paid (combined Employer and Policyowner premium) under the Policy. If Your Policy has an unexpired Free Look Period, this amount will be allocated to the Guaranteed Principal Account until the expiration of the Free Look Period. Thereafter, Account Value attributable to Net Premiums paid by You will be allocated to the GPA and/or Divisions according to Your instructions. Billed Modal Term Premiums payable by the Employer are always allocated to the GPA.

Transactions with respect to the Account Value are effected by the purchase and sale of accumulation units. Purchases and sales are made at the unit value as of the Valuation Time on the Valuation Date if the premium or transaction request for such purchase or sale is received by Us before the Valuation Time. Otherwise, purchases and sales will be made as of the next following Valuation Date or a later date requested by the Policyowner. Unit values are determined on each Valuation Date.

Transfers. All or part of the Account Value may be transferred among Divisions
---------
by written request. Transfers between Divisions may be by dollar amount or by whole-number percentage. There is no limit on the number of transfers a Policyowner may make. MML Bay State does not currently charge a fee for transfers in excess of six (6) during any one Policy Year. However, the Company reserves the right to charge a fee not to exceed $10 per transfer if there are more than six transfers in a Policy Year. Policyowners, however, may transfer all funds in the Separate Account to the GPA at any time regardless of the number of transfers previously made.

Transfers from the GPA to the Separate Account may be made only once during each Policy Year. Each such transfer may not exceed (at the time of the transfer) the lesser of (i) 25% of Your Policy's Fixed Account Value (excluding Policy Debt), or (ii) Fixed Account Value (excluding Policy Debt) less an amount equal to one plus the number of Monthly Calculation Dates remaining in Your Modal Term multiplied by Your most recent Monthly Deduction. However, restriction (i) does not apply if in each of the previous three Policy Years, 25% of the Account Value in the GPA has been transferred and there have been no premium payments or transfers (except as a result of a policy loan) to the GPA. All transfers made on one Valuation Date are considered one transfer.

Automated Account Re-Balancing. Automated Account Re-Balancing permits the
------------------------------
Policyowner to specify specific whole-number percentages of a Policyowner's Account Value to be maintained in any combination of Divisions and the GPA. Once We have received a written request in proper form for Automated Account Re-Balancing, We will make transfers once a quarter to and from the Divisions and the GPA to re-adjust a Policyowner's Account Value to the percentages specified. This enables the Policyowner to maintain a specific portfolio allocation. Quarterly re-balancing is based upon the Policy Year instead of a calendar year. The Automated Account Re-Balancing is considered one transfer per Policy Year.

Automated Account Re-Balancing can be started, changed or canceled at any time. Re-balancing will only be made on a quarterly basis on the Monthly Calculation Date. The effective date of the first automated re-balancing will be the first Monthly Calculation Date after the request is received by the Principal Administrative Office. If the request is received before the end of the Free Look Period, the effective date of the first re-balancing will be coincident with the end of this Period. Automated Account Re-Balancing is not subject to the restrictions on transfers from the GPA to the Separate Account. (For details see "Transfers.") Policyowners who utilize Automated Account Re-Balancing may not simultaneously utilize Automated Account Value Transfers.

Automated Account Value Transfer. Automated Account Value Transfer permits the
--------------------------------
Policyowner to specify transfers of a specific dollar amount or a whole-number percentage of a Division's Account Value to be transferred monthly from that Division to any combination of Divisions and the GPA. Automated Account Value Transfers are not available from more than one Division or from the GPA. This process is considered one transfer per Policy Year.

The main objective of Automated Account Value Transfer is to shield the Policyowner's investment from short term price fluctuations. Theoretically, a lower than average cost per unit may or may not be achieved over the long term. This plan of investing allows investors to take advantage of market fluctuations but does not assure a profit or protect against a loss in declining markets.

Automated Account Value Transfer can be started, changed or canceled at any time. Transfers will only be made on a monthly basis on the Monthly Calculation Date. The effective date of the first automated transfer will be the first Monthly Calculation Date after the request is received by the Principal Administrative Office. If the request is received before the end of the Free Look Period, the effective date of the first automated transfer will be coincident with the end of this Period.

Transfers will occur automatically. The Policyowner will specify the specific dollar amounts or whole-number percentages to be transferred and the Division from which the transfers will be made, the Division(s) and/or GPA to which the automated transfer is to be made and the number of months during which transfers will continue.

If the value of the Division from which transfers are being made falls below the total transfer amount, the remaining value in that Division will be transferred to the designated receiving Division(s) and/or GPA and no more automated transfers will be processed. Automated Account Value Transfer is subject to the restrictions on transfers from the GPA to the Separate Account. (For details see "Transfers.") Policyowners who utilize Automated Account Value Transfers may not simultaneously utilize Automated Account Re-Balancing.

Investment Return.  The investment return of a Policy is based on:
-----------------

     1.  The Account Value held in each Division for that Policy; and

     2. The investment experience of each Division as measured by its actual net rate of return; and

     3.  The interest rate credited on Account Values held in the GPA.

The investment experience of a Division reflects increases or decreases in the net asset value of the shares of the underlying Fund, any dividend or capital gains distributions declared by the Fund, and any charges against the assets of the Division. This investment experience is determined each day on which the net asset value of the underlying Fund is determined - that is, on each Valuation Date. The actual net rate of return for a Division measures the investment experience from the end of one Valuation Date to the end of the next Valuation Date.

Cash Surrender Value. The Policy may be surrendered for its full Cash Surrender
--------------------
Value at any time while the Insured is living. Unless a later effective date is selected, surrender is effective on the date We receive the Policy and a written request in proper form at our Principal Administrative Office. The Policy and a written request for surrender are deemed received on the date on which they are received by mail in proper form at MML Bay State's Principal Administrative Office. If, however, the date on which they are received is not a Valuation Date, or if they are received other than through the mail after a Valuation Time, they are deemed received on the next Valuation Date. The full Cash Surrender Value is the Account Value less any outstanding Policy Debt.

Withdrawals. Subject to certain conditions, after the Policy has been in force
-----------
for six months a Policyowner can make a Withdrawal from the Policy on any Monthly Calculation Date by sending a written request to Our Principal Administrative Office. The minimum amount of a Withdrawal is $500 (before deducting the withdrawal charge); the maximum amount is the Cash Surrender Value minus an amount equal to one plus the number of Monthly Calculation Dates remaining in Your Modal Term multiplied by Your most recent Monthly Deduction. The amount of the Withdrawal is deducted from the Policy's Account Value at the end of the Valuation Period applicable to the Monthly Calculation Date on which the Withdrawal is made. The Policyowner must specify the GPA or the Division(s) from which the Withdrawal is to be made. The withdrawal amount attributable to a Division or the GPA may not exceed the non-loaned Account Value of that Division or GPA. A Withdrawal from the GPA may not exceed an amount equal to one plus the number of Monthly Calculation Dates remaining in Your Modal Term multiplied by Your most recent Monthly Deduction. A withdrawal charge equal to the lesser of 2.0% of the Withdrawal or $25.00, is deducted from each Withdrawal. The Account Value will automatically be reduced by the amount of the Withdrawal. The Selected Face Amount of the Policy will be reduced as needed to prevent an increase in the amount of insurance which requires a charge, unless satisfactory evidence of insurability is provided to MML Bay State. Withdrawals may have tax consequences. (For details see "FEDERAL INCOME TAX CONSIDERATIONS" - "Policy Proceeds," "Premiums and Loans.")

POLICY LOAN PRIVILEGE

The Policy provides a loan privilege which becomes effective six months after the Policy Date. After such effective date, loans can be made on the Policy at any time while the Insured is living. The maximum loan is an amount equal to: 1) 90% of Your Account Value at the time of the loan; less 2) any outstanding Policy Debt before the new loan; less 3) interest on the loan being made and on other outstanding loan(s) to Your next Policy Anniversary Date; less 4) an amount equal to one plus the number of Monthly Calculation Dates remaining in Your Modal Term multiplied by Your most recent Monthly Deduction. The Policy must be properly assigned as collateral for the loan. (The maximum loan amount may be different if required by state law.)

Source of Loan. The loan amount requested is taken from the Divisions and the
--------------
GPA (excluding Policy Debt plus an amount equal to one plus the number of Monthly Calculation Dates remaining in Your Modal Term multiplied by Your most recent Monthly Deduction) in proportion to the non-loaned Account Value of each on the date of the loan. Shares taken from the Divisions are liquidated and the resulting dollar amounts are transferred to the GPA. We may delay the granting of any loan attributable to the GPA for up to six months. We may also delay the granting of any loan attributable to the Separate Account during any period that the New York Stock Exchange (or its successor) is closed except for normal weekend and holiday closings, or trading is restricted, or the Securities and Exchange Commission (or its successor) determines that an emergency exists, or the Securities and Exchange Commission (or its successor) permits Us to delay payment for the protection of our policy owners.

If Loans Exceed the Policy Account Value. Policy Debt (which includes accrued
----------------------------------------
interest) must not equal or exceed the Account Value under the Policy. If this limit is reached, We may terminate the Policy. To terminate for this reason We will notify the Employer (or Policyowner if no longer associated with the Employer) in writing. This notice states the amount necessary to bring the Policy Debt back within the limit. If We do not receive a payment within 30 days after the date We mailed the notice, the Policy terminates without value at the end of those 30 days.

Termination of a policy under these circumstances could cause the Policyowner to recognize gross income in the amount of any excess of the Policy Debt over the sum of the Policyowner's previously unrecovered premium payments.

Interest. The Employer elects either a fixed loan interest rate or, where
--------
permitted, an adjustable loan interest rate to apply to the Policies. All Certificates issued to the same group will have the same fixed or variable loan interest rate. The fixed loan interest rate is 6% per year. When an adjustable rate has been selected, MML Bay State sets the rate each year that will apply for the next Policy Year. The maximum rate is based on the monthly average of the composite yield on seasoned corporate bonds as published by Moody's Investors Service or, if it is no longer published, a substantially similar average. The maximum rate is the published monthly average for the calendar month ending two months before the Policy Year begins, or 5%, whichever is higher. If the maximum limit is not at least 1/2% higher than the rate in effect for the previous year, We will not increase the rate. If the maximum limit is at least 1/2% lower than the rate in effect for the previous year, We will decrease the rate.

Interest accrues daily and becomes part of the Policy Debt as it accrues. It is due on each Policy Anniversary. If not paid when due, the interest will be added to the loan and, as part of the loan, will bear interest at the same rate. Any interest capitalized on a Policy Anniversary will be treated the same as a new loan and will be taken from the Divisions and the GPA in proportion to the non-loaned Account Value in each. The inclusion of unpaid interest to outstanding Policy Debt may result in tax consequences upon surrender or lapse of the Policy. (For details see "FEDERAL INCOME TAX CONSIDERATIONS - Policy Proceeds, Premiums and Loans.")

Repayment. All or part of any Policy Debt may be repaid at any time while the
---------
Insured is living and while the Policy is in force. Any repayment results in the transfer of values equal to the repayment from the loaned portion of the GPA to the non-loaned portion of the GPA and the applicable Division(s). The transfer is made in proportion to the non-loaned value in each Division at the time of repayment. If the loan is not repaid, We deduct the amount due from any amount payable from a full surrender or upon the death of the Insured.

Interest on Loaned Value. The amount equal to any outstanding Policy loans is
------------------------
held in the GPA and is credited with interest at a rate which is the greater of 3% and the Policy loan rate less a MML Bay State declared charge (currently 0.75%, guaranteed not to exceed a maximum of 1.25%) for expenses and taxes.

Effect of Loan. A Policy loan affects the Policy since the Death Benefit and
--------------
Cash Surrender Value under a Policy are reduced by the amount of the loan. Repayment of the loan increases the Death Benefit and Cash Surrender Value under the Policy by the amount of the repayment.

As long as a loan is outstanding, a portion of the Policy's Account Value equal to the loan is held in the GPA. This amount is not affected by the Separate Account's investment performance. The Account Value is also affected because the portion of the Account Value equal to the Policy loan is credited with an interest rate declared by MML Bay State rather than a rate of return reflecting the investment performance of the Separate Account. If the Policy is surrendered with outstanding Policy Debt, tax consequences may result. (For details see "FEDERAL INCOME TAX CONSIDERATIONS - Policy Proceeds, Premiums and Loans.")

FREE LOOK PROVISION

The Certificate owner may cancel the Certificate within 10 days (or longer if required by state law) after the owner has received the Certificate. The election of the variable account rider does not increase or decrease the duration of this Free Look Period. If the Certificate owner chooses to cancel the Certificate within the Free Look Period, the owner should mail or deliver the Certificate and Certificate delivery receipt (if applicable) either to MML Bay State or to the agent who sold the Certificate or to one of our agency offices. If the Certificate is canceled in this fashion, a refund will be made to the owner. The refund equals either: 1) the Account Value plus any Premium Deduction(s) and Monthly Deduction(s) reduced by any amounts borrowed or withdrawn; or, where required by state law, 2) all premiums paid, reduced by any amounts borrowed or withdrawn. During the Free Look Period, the initial Net Premium We receive under Certificates to which a variable rider has been added will be allocated to the Guaranteed Principal Account. If You elect the variable account rider after the Free Look Period applicable to Your Policy has expired, the Net Premiums You pay will be allocated among the Guaranteed Principal Account and the Divisions of the Separate Account in accordance with Your instructions.

EXCHANGE PRIVILEGE

The Policyowner may transfer the entire Account Value held in the Separate Account to the GPA at any time. The transfer will take effect when We receive a written request, signed by the Policyowner.

YOUR VOTING RIGHTS

As long as the Separate Account continues to operate as a unit investment trust under the Investment Company Act of 1940, as amended, the Policyowner is entitled to give instructions as to how shares of the Funds held in the Separate Account (or other securities held in lieu of such shares) deemed attributable to the Policy shall be voted at meetings of shareholders of the Funds or the Trusts. Those persons entitled to give voting instructions are determined as of the record date for the meeting.

The number of shares of the Funds held in the Separate Account deemed attributable to the Policy during the lifetime of the Insured are determined by dividing the Policy's Account Value held in each Division, if any, by the net asset value of one share in the underlying Fund in which the assets of the Division are invested. Fractional votes are counted.

Policyowners receive proxy material and a form with which such instructions may be given. Shares of the Funds held by the Separate Account, and attributable to the Policies, to which no effective instructions have been received are voted for or against any proposition in the same proportion as the shares as to which instructions have been received. We reserve the right to vote shares of the Funds not attributable to the Policies in Our discretion to the extent allowed by applicable law.

OUR RIGHTS

We reserve the right to take certain actions in connection with our operations and the operations of the Separate Account. These actions will be taken in accordance with applicable laws (including obtaining any required approval of the Securities and Exchange Commission). If necessary, We will seek approval by Policyowners.

Specifically, We reserve the right to:

    .    Create new segments of the Separate Account;

    .    Create new Separate Accounts;

    .    Combine any two or more Separate Accounts;

    . Make available additional Divisions investing in additional investment companies;

    .    Substitute or merge two or more Divisions or Separate Accounts;

    .    Eliminate one or more Divisions;

    . Invest the assets of the Separate Account in securities other than shares of the Funds as a substitute for such shares already purchased or as the securities to be purchased in the future;

    . Operate the Separate Account as a management investment company under the Investment Company Act of 1940, as amended, or in any other form permitted by law; and

    . De-register the Separate Account under the Investment Company Act of 1940, as amended, in the event such registration is no longer required.

MML Bay State also reserves the right to change the name of the Separate
Account.

We have reserved all rights to the name MML Bay State and MML Bay State Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use our name or part of it, but We may also withdraw this right.

DIRECTORS AND PRINCIPAL OFFICERS OF MML BAY STATE

The directors and principal officers of MML Bay State, their positions and their other business affiliations and business experience for the past five years are listed below.

----------------------------------------------------------------------------------------------------------------------------

NAME AND POSITION                      Age as of     PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
                                       12/31/96
----------------------------------------------------------------------------------------------------------------------------
Paul D. Adornato, Director and              58       Director (since 1987) and Senior Vice President-Operations, MML Bay
Senior Vice President-Operations                     State, since 1996; Senior Vice President, MassMutual, since 1986
----------------------------------------------------------------------------------------------------------------------------
Lawrence V. Burkett, Jr., Director,         51       Director, President and Chief Executive Officer, MML Bay State, since
President and Chief Executive Officer                1996; Executive Vice President and General Counsel, MassMutual, since
                                                     1993; Senior Vice President and Deputy General Counsel, 1992-1993
----------------------------------------------------------------------------------------------------------------------------
John B. Davies, Director                    47       Director, MML Bay State, since 1996; Executive Vice President,
                                                     MassMutual, since 1994; Associate Executive Vice President,
                                                     1994-1994; General Agent, 1982-1993
----------------------------------------------------------------------------------------------------------------------------
Anne Melissa Dowling, Director and          38       Director and Senior Vice President-Large Corporate Marketing, MML Bay
Senior Vice President-Large                          State, since 1996; Senior Vice President, MassMutual, since 1996;
Corporate Marketing                                  Chief Investment Officer, Connecticut Mutual Life Insurance Company,
                                                     1994-1996; Senior Vice President-International, Travelers Insurance
                                                     Co., 1987-1993
----------------------------------------------------------------------------------------------------------------------------
Daniel J. Fitzgerald, Director              48       Director, MML Bay State, since 1994; Executive Vice President,
                                                     Corporate Financial Operations, MassMutual, since 1994; Senior Vice
                                                     President, 1991-1994
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Maureen R. Ford, Director and Senior        41       Director and Senior Vice President-Annuity Marketing, MML Bay State,
Vice President-Annuity Marketing                     since 1996; Senior Vice President, MassMutual, since 1996; Marketing
                                                     Officer, Connecticut Mutual Life Insurance Company, 1989-1996
----------------------------------------------------------------------------------------------------------------------------
Isadore Jermyn, Director and Senior         46       Director (since 1990) and Senior Vice President and Actuary, MML Bay
Vice President and Actuary                           State, since 1996; Senior Vice President and Actuary, MassMutual, since 1995; Vice President and Actuary, 1980-1995
----------------------------------------------------------------------------------------------------------------------------
Stuart H. Reese, Director and Senior        41       Director (since 1994) and Senior Vice President-Investments, MML Bay
Vice President-Investments                           State, since 1996; Senior Vice President, MassMutual, since 1993;
                                                     Investment Manager, Aetna Life and Casualty and Affiliates, 1979-1993
----------------------------------------------------------------------------------------------------------------------------
Thomas J. Finnegan, Jr., Director           61       Director (since 1997) and Secretary since 1990, MML Bay State, Vice
and Secretary.                                       President, Secretary and Associate General Counsel, MassMutual, since
                                                     1984
----------------------------------------------------------------------------------------------------------------------------

PRINCIPAL OFFICERS (other than those who are also Directors):

----------------------------------------------------------------------------------------------------------------------------
Ann Iseley                                  40       Treasurer, MML Bay State, since 1996; Vice President and Treasurer,
                                                     MassMutual, since 1996; Chief Financial and Operations Officer,
                                                     Connecticut Mutual Financial Services, 1994-1996; Controller, The
                                                     Mack Company, 1993-1994; Vice President-Finance, Mutual of New York,
                                                     1988-1993
----------------------------------------------------------------------------------------------------------------------------

THE GUARANTEED PRINCIPAL ACCOUNT

Because of the exemptive and exclusionary provisions, interests in MML Bay State's general account (which include interests in the Guaranteed Principal Account) are not registered under the Securities Act of 1933 and the general account is not registered as an investment company under the Investment Company Act of 1940, as amended. Accordingly, neither the general account nor any interests therein are subject to the provisions of these Acts, and MML Bay State has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in the Prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

A Policyowner may allocate or transfer all or part of the Net Premium to the GPA, and such amounts shall become part of MML Bay State's general account assets. The allocation or transfer of amounts to the GPA does not entitle a Policyowner to share in the investment experience of those assets. Instead, MML Bay State guarantees that those amounts allocated to the GPA which are in excess of any Policy loans will accrue interest daily at a minimum effective annual rate equal to 3%. For amounts equal to any Policy loans, the guaranteed rate is the greater of: (a) 3%; and (b) the Policy loan rate less a MML Bay State declared charge for expenses and taxes. This charge is currently 0.75% and will not exceed 1.25%. Although MML Bay State is not obligated to credit interest at a rate higher than this minimum, it may declare a higher rate applicable for such periods as it deems appropriate. Upon request, MML Bay State will inform Policyowners of the then applicable rate. Since MML Bay State takes into account the need to provide for its expenses and guarantees, the crediting rate declared by MML Bay State shall be net of charges it imposes against the earnings of the GPA.

FEDERAL INCOME TAX CONSIDERATIONS

The ultimate effect of federal income taxes on values under this Policy and upon the economic benefit to the Policyowner or Beneficiary depends on MML Bay State's tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not an exhaustive discussion of all tax questions that might arise under the Policies, and is not intended as tax advice. Moreover, no representation is made as to the likelihood of continuation of current federal income tax laws and Treasury Regulations or of the current interpretations of the Internal Revenue Service. MML Bay State reserves the right to make changes in the Policy to assure that it continues to qualify as life insurance for tax purposes. For complete information on federal and state tax considerations, a qualified tax adviser should be consulted. No attempt is made to consider any applicable state or other tax laws.

MML Bay State - Tax Status.  MML Bay State is taxed as a life insurance company
--------------------------
under Subchapter L of the Internal Revenue Code of 1986 (the "Code"). The Separate Account is not a separate entity from MML Bay State and its operations form a part of MML Bay State.

Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining Account Values. The investment income and realized capital gains are automatically applied to increase book reserves associated with the Policies. Under existing federal income tax law, the Separate Account's investment income, including net capital gains, is not taxed to MML Bay State to the extent applied to increase reserves associated with the Policies. The reserve items taken into account at the close of the taxable year for purposes of determining net increases or net decreases must be adjusted for tax purposes by subtracting any amount attributable to appreciation in the value of assets or by adding any amount attributable to depreciation. MML Bay State's basis in the assets underlying the Separate Account's Policies will be adjusted for appreciation or depreciation, to the extent the reserves are adjusted. Thus, corporate level gains and losses, and the tax effect thereof, are eliminated.

Due to MML Bay State's current tax status, no charge is made to the Separate Account for MML Bay State's federal income taxes that may be attributable to the Separate Account. Periodically, MML Bay State reviews the question of a charge to the Separate Account for MML Bay State's federal income taxes. A charge may be made for any federal income taxes incurred by MML Bay State that are attributable to the Separate Account. Depending on the method of calculating interest on Policy values allocated to the Guaranteed Principal Account (see preceding section), a charge may be imposed for the Policy's share of MML Bay State's federal income taxes attributable to that account.

Under current state laws, MML Bay State may incur state and local taxes (in addition to premium taxes). At present, these taxes are not significant. If there is a material change in state or local tax laws, MML Bay State reserves the right to charge the Separate Account for such taxes, if any, attributable to the Separate Account.

Policy Proceeds, Premiums, and Loans. MML Bay State believes that the Policy
------------------------------------
meets the statutory definition of life insurance under Code Section 7702 and hence receives the same tax treatment as that accorded to fixed benefit life insurance. Thus, the Death Benefit under the Policy is generally excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code. As an exception to this general rule, where a Policy has been transferred for value, only the portion of the Death Benefit which is equal to the total consideration paid for the Policy may be excluded from gross income. The Policyowner is not deemed to be in constructive receipt of the cash values, including increments thereon, under the Policy until a full surrender or Withdrawal is made.

Upon a full surrender of a Policy for its Cash Surrender Value the Policyowner may recognize ordinary income for federal tax purposes. Ordinary income is computed to be the amount by which the Account Value, unreduced by any outstanding Policy Debt (which may include unpaid interest), exceeds the premiums paid but not previously recovered and any other consideration paid for the Policy.

Decreases in Selected Face Amount and Withdrawals may be taxable depending on the circumstances. Code Section 7702(f)(7) provides that where a reduction of future benefits occurs during the first 15 years after a Policy is issued and where there is a cash distribution associated with that reduction, the Policyowner may be taxed on all or part of the amount distributed. After 15 years, such cash distributions are not subject to federal income tax, except to the extent they exceed the total amount of premiums paid but not previously recovered. Where the provisions of Code Section 7702(f) do not cause a taxable event, a Withdrawal is taxable only to the extent that it exceeds the Policyowner's as yet unrecovered premium contributions. MML Bay State suggests that a Policyowner consult with his or her tax adviser in advance of a proposed decrease in Selected Face Amount or Withdrawal as to the portion, if any, which would be subject to federal income tax.

A change of Policyowner or the Insured or an exchange or assignment of the Policy may have tax consequences depending on the circumstances.

MML Bay State also believes that under current law any loan received under the Policy will be treated as Policy Debt of a Policyowner, and that no part of any loan under a Policy will constitute income to the Policyowner. Under the "personal" interest limitation provisions of the Code, interest on Policy loans used for personal purposes, which otherwise meet the requirements of Code
Section 264, will no longer be tax deductible. Other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See a tax advisor for further guidance.

If the Policy is owned by a business or corporation, the Code may impose additional restrictions. The Act limits the interest deduction available for loans against a business-owned Policy. It imposes an indirect tax upon the inside build-up of gain in corporate-owned life insurance policies by way of the corporate alternative minimum tax, for those corporations subject to the alternative minimum tax. The corporate alternative minimum tax could also apply to a portion of the amount by which Death Benefits received exceed the Policy's date of death cash value.

Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policyowner or Beneficiary.

For complete information on the impact of changes with respect to the Policy and federal and state tax considerations, a qualified tax advisor should be consulted.

MML Bay State makes no guarantee regarding the future tax treatment of any Policy.

Modified Endowment Contracts. Contrary to the rules described above, loans,
----------------------------
collateral assignments, withdrawals, and other amounts distributed under a "modified endowment contract" are taxable to the extent of any accumulated income in the Policy. In general, the amount which may be subject to tax is the excess of the Account Value (both loaned and unloaned) over the previously unrecovered premiums paid.

Death benefits paid under a modified endowment contract, however, are not taxed any differently from death benefits payable under other life insurance contracts.

A Policy is a modified endowment contract if it satisfies the definition of life insurance set out in the Internal Revenue Code, but fails the additional "7-pay test." A Policy fails this test if the accumulated amount paid under the contract at any time during the first seven contract years exceeds the total premiums that would have been payable under a policy providing for guaranteed benefits upon the payment of seven level annual premiums. A Policy which would otherwise satisfy the 7-pay test will still be taxed as a modified endowment contract if it is received in exchange for a modified endowment contract.

Certain changes will require a Policy to be re-tested to determine whether it has become a modified endowment contract. For example, a reduction in death benefits during the first seven contract years will cause the Policy to be re-tested as if it had originally been issued with the reduced death benefit. If the premiums actually paid into the Policy exceed the limits under the 7-pay test for a policy with the reduced death benefit, the Policy will become a modified endowment contract. This change is effective retroactively to the contract year in which the actual premiums paid exceed the new 7-pay limits.

In addition, a "material change" occurring at any time while the Policy is in force will require the policy to be re-tested to determine whether it continues to meet the 7-pay test.

A material change starts a new 7-pay test period. The term "material change" includes many increases in death benefits. A material change does not include an increase in death benefits which is attributable to the payment of premiums necessary to fund the lowest level of death benefits payable during the first seven contract years, or which is attributable to the crediting of interest with respect to such premiums.

Since the Policy provides for flexible premium payments, We will carefully monitor the Policy to determine whether increases in death benefits or additional premium payments cause either the start of a new seven-year test period or the taxation of distributions and loans. All additional premium payments will be considered.

If any amount is taxable as a distribution of income under a modified endowment contract, it will also be subject to a 10% penalty tax. Limited exceptions from the additional penalty tax are available for individual Policyowners. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 591/2; or (ii) that are attributable to the taxpayer's becoming disabled; or (iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer. For complete information with respect to modified endowment contract status, particularly where a Policy is owned by other than an individual Policyowner, a qualified tax advisor should be consulted.

Once a Policy fails the 7-pay test, loans, collateral assignments, withdrawals, and other distributions occurring in the year of failure and thereafter become subject to the rules for modified endowment contracts. In addition, a recapture provision applies to loans and all other distributions received in anticipation of failing the 7-pay test. Any distribution or loan made within two years prior to failing the 7-pay test is considered to have been made in anticipation of the failure.

Under certain circumstances, a loan or other distribution under a modified endowment contract may be taxable even though it exceeds the amount of income accumulated in the Policy. For purposes of determining the amount of income received from a modified endowment contract, the law requires the aggregation of all modified endowment contracts issued to the same Policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such Policy are taxable to the extent of the income accumulated in all the contracts required to be aggregated.

Diversification Standards. To comply with final regulations under Code Section
-------------------------
817(h) ("Final Regulations"), each Fund or Portfolio of the MML Trust, Oppenheimer Trust, and Panorama Fund is required to diversify its investments. The Final Regulations generally require that on the last day of each quarter of a calendar year no more than 55% of the value of a Trust's assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A "look-through" rule applies to treat a pro-rata portion of each asset of the Trust as an asset of the Separate Account. All securities of the same issuer are treated as a single investment. Each Government agency or instrumentality, however, is treated as a separate issuer.

With respect to variable life insurance contracts, the general diversification requirements are modified if any of the assets of the Separate Account are direct obligations of the United States Treasury. In this case, there is no limit on the investment that may be made in United States Treasury Securities, and for purposes of determining whether assets other than United States Treasury Securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the Separate Account's investment in United States Treasury Securities. Notwithstanding this modification of the general diversification requirements, the Funds of the Trusts will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts which must comply with the general standards.

In connection with the issuance of the temporary regulations prior to the Final Regulations, the Treasury announced that such temporary regulations did not provide guidance concerning the extent to which Policyowners may direct their investments to particular divisions of a separate account. Regulations in this regard were not issued in connection with the Final Regulations, however. It is not clear, at this time, what future regulations might provide. It is possible that if future regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, MML Bay State reserves the right to modify the Policy, as necessary, to prevent the Policyowner from being considered the owner of the assets of the Separate Account.

MML Bay State intends to comply with the Final Regulations to assure that the Policy continues to qualify as life insurance for federal income tax purposes.

ADDITIONAL PROVISIONS OF THE POLICY

Paid-up Policy Date. The Paid-up Policy Date is the Policy Anniversary Date
-------------------
after the Insured's 100th birthday. On this Date and at all times thereafter, the Selected Face Amount will equal the Account Value, and the Death Benefit Option will be Death Benefit Option A. As of this Date, the charge for cost of insurance will be equal to $0 and premium payments will no longer be accepted. The Policy does not lapse after the Paid-up Policy Date. The payment of planned Policy premiums does not guarantee that the Policy will continue in force to the Paid-up Policy Date.

Reinstatement Option. For a period of five (5) years after termination, a
--------------------
Policyowner can request that We reinstate the Policy during the Insured's lifetime. We will not reinstate the Policy if it has been returned for its Cash Surrender Value. Note that a termination or reinstatement may cause the Policy to become a modified endowment contract.

Before We will reinstate the Policy, We must receive the following:

    . A premium payment equal to the amount necessary to produce an Account Value equal to 3 times the Monthly Deduction for the Policy on the Monthly Calculation Date on or next following the date of reinstatement;

    .    Evidence of insurability satisfactory to us; and

    . Where necessary, a signed acknowledgment that the Policy has become a modified endowment contract.

If We do reinstate the Policy, the Selected Face Amounts for the reinstated Policy will be the same as it would have been if the Policy had not terminated.

Payment Options.  All or part of the Death Benefit or Cash Surrender Value may
---------------
be taken in cash or as a series of level payments. Proceeds applied will no longer be affected by the investment experience of the Divisions or the GPA.

To receive payments, the proceeds to be applied must be at least $2,000. If the payments under any option are less than $20 each, We reserve the right to make payments at less frequent intervals or to make a lump sum payment in satisfaction of Our obligation. Payment options are as described below.

Fixed Amount Payment Option. Each monthly payment is for an agreed fixed amount
---------------------------
not less than $10 for each $1,000 applied under the option. Interest of at least 3% per year is credited each month on the unpaid balance and added to it. Payments continue until the amount We hold runs out.

Fixed Time Payment Option. Equal monthly payments are made for any period
-------------------------
selected, up to 30 years. The amount of each payment depends on the total amount applied, the period selected and the interest rate We credit to the unpaid balance. This interest rate will not be less than 3% per year.

Interest Payment Option.  We hold amounts applied under this option and pay
-----------------------
interest on the unpaid balance of at least 3% per year.

Lifetime Payment Option.  Equal monthly payments are based on the life of a
-----------------------
named person. Payments continue for the lifetime of that person. Three variations are available:

     Payments for life only;

     Payments guaranteed for five, ten or twenty years; or

     Payments guaranteed for the amount applied.

Joint Lifetime Payment Option. Equal monthly payments are based on the lives of
-----------------------------
two named persons. While both named persons are living, one payment is made each month. When one of the named persons dies, the same payment continues for the lifetime of the other. Two variations are available:

    .    Payments guaranteed for 10 years; and

    . Payment for two lives only. No specific number of payments is guaranteed. Under this option there may be one payment if the two named persons die prior to the second payment.

Joint Lifetime Payment Option with Reduced Payments. Monthly payments are based
---------------------------------------------------
on the lives of two named persons. While both named persons are living, one payment will be made each month. When one dies, payments are reduced by one-third and will continue for the lifetime of the other.

Withdrawal Rights under Payment Options. If provided in the payment option
---------------------------------------
election, all or part of the unpaid balance may be withdrawn or applied under any other option. Payments which are based on a named person's life may not be withdrawn.

Beneficiary. A Beneficiary is any person named on our records to receive
-----------
insurance proceeds after the Insured dies. A Policyowner names the Beneficiary when he or she or it applies for the Policy. There may be different classes of beneficiaries, such as primary and secondary. These classes set the order of payment. There may be more than one Beneficiary in a class.

Any Beneficiary may be named an irrevocable beneficiary. An irrevocable beneficiary is one whose consent is needed to change that Beneficiary. The consent of any irrevocable beneficiary is needed to exercise any Policy right except the right to:

    .    Change the frequency of premium payments.

    .    Change the premium payment plan.

    .    Reinstate the Policy after termination.

If no Beneficiary is living when the Insured dies, unless provided otherwise, the Death Benefit is paid to the Policyowner or, if deceased, the Policyowner's estate.

Changing the Policyowner or Beneficiary. The Policyowner or any Beneficiary may
---------------------------------------
be changed during the Insured's lifetime by writing to our Principal Administrative Office. The change takes effect as of the date of the request, even if the Insured dies before We receive it. Each change is subject to any payment We made or other action by MML Bay State prior to receipt of the request.

Assignment. The Policy may be assigned as collateral for a loan or other
----------
obligation, subject to any outstanding Policy Debt. We will not effectuate the assignment unless We receive a signed copy of it at our Principal Administrative Office and We consent to the assignment. We are not responsible for the validity of any assignment.

Any amounts due to an assignee of the Policy which is assigned will be paid in one sum.

Limits on Our Right to Challenge the Policy. We cannot contest the validity of a
-------------------------------------------
Certificate after it has been in force during the lifetime of the Insured for a period of two years from its Issue Date. This same two year period applies to any increase in the Selected Face Amount. After that We cannot contest its validity, except for failure to pay premiums.

Misstatement of Age. If the Insured's date of birth as given in the Enrollment
-------------------
Form is not correct, an adjustment will be made. If the adjustment is made when the Insured dies, the Death Benefit will reflect the amount provided by the most recent mortality charge according to the correct age. If the adjustment is made before the Insured dies, then future Monthly Deductions will be based on the correct age.

Suicide. If the Insured commits suicide within two years (or different period if
-------
required by state law) from the Issue Date or an increase in the Selected Face Amount and while the Policy is in force, We pay a limited Death Benefit in one sum to the Beneficiary. The limited Death Benefit is the amount of premiums paid for the Policy, less any Policy Debt or amounts withdrawn.

When We Pay Proceeds. If the Policy has not terminated, payment of the Cash
--------------------
Surrender Value, loan proceeds or the Death Benefit are made normally within 7 days after We receive all required documents at our Principal Administrative Office. We can delay payment of the Cash Surrender Value or any Withdrawal from the Separate Account, loan proceeds attributable to the Separate Account, or the Death Benefit during any period that:

It is not reasonably practicable to determine the amount because the New York Stock Exchange (or its successor) is closed, except for normal weekend or holiday closings, or trading is restricted; or

the Securities and Exchange Commission (or its successor) determines that an emergency exists; or

the Securities and Exchange Commission (or its successor) permits Us to delay payment for the protection of our policy owners; or

We are permitted by state law to delay such payment.

We may delay paying any Cash Surrender Value or loan proceeds based on the GPA for up to 6 months from the date the request was received at our Principal Administrative Office. We can delay payment of the entire Death Benefit if payment is contested. We investigate all death claims arising within the two-year contestable period. Upon receiving the information from a completed investigation, We generally make a determination within five working days as to whether the claim should be authorized for payment. Payments are made promptly after authorization. If payment is delayed for 10 working days or more from the effective date of surrender or Withdrawal, We add interest at the same rate as is paid under the Interest Payment Option for the same period of time (but not less than required by state law). The minimum amount of such interest is $25.

OPTIONAL BENEFITS OBTAINABLE BY RIDER

This Section is intended to provide only a very brief overview of additional insurance benefits available by rider. For more information, contact Your Employer or Your agent.

Your Employer may chose the following supplemental benefits to be available by Rider under Your Policy.

Waiver of Monthly Charges Rider. With this rider We will waive the Monthly
-------------------------------
Deduction on each Monthly Calculation Date for at least two years in the event of the Insured's total disability which begins before age 65 and such total disability continues for at least 6 months. The waiver will continue up to the Insured's attained age 65, but in any event will never be less than two years. Your Employer determines whether this Rider becomes available under Your Policy.

Accelerated Benefits Rider. This rider permits part of the proceeds of the
--------------------------
Policy to be available before death if the Insured becomes terminally ill. MML Bay State will require proof, satisfactory to Us, that the

Insured is terminally ill and is not expected to live longer than 12 months prior to activation of the rider. In return for the advanced payment, a lien is established against the Policy, equal to the amount of the accelerated benefit. No interest is charged against the lien. This Rider is available under all Policies.

Accidental Death and Dismemberment Rider. With this rider We will pay a benefit
----------------------------------------
equal to a percentage of the Accidental Death and Dismemberment Rider Face Amount specified in the following table if the Insured dies or becomes dismembered due to accidental causes prior to attaining age 65. The Rider's Selected Face Amount will be the lesser of the Policy's Selected Face Amount or $500,000. Your Employer determines whether this Rider becomes available under Your Policy.

     --------------------------------------------------------------------
                 Loss of Life                  Percent of Rider Face
                 ------------                  ---------------------
                                                  Amount Payable
                                                  --------------
     --------------------------------------------------------------------
                     Life                               100
     --------------------------------------------------------------------
                  Both Limbs                            100
     --------------------------------------------------------------------
                  Both Arms                             100
     --------------------------------------------------------------------
              Sight of Both Eyes                        100
     --------------------------------------------------------------------
        One Limb and Sight of One Eye                   100
     --------------------------------------------------------------------
         One Arm and Sight of One Eye                   100
     --------------------------------------------------------------------
             One Limb or One Arm                        50
     --------------------------------------------------------------------
              Vision of One Eye                         50
     --------------------------------------------------------------------

RECORDS AND REPORTS

MML Bay State maintains all records and accounts relating to the Separate Account and the GPA. Each year within 30 days after the Policy Anniversary, We will mail to the Policyowner a report showing the Account Value at the beginning of the previous Policy Year, all premiums paid since that time, all additions to and deductions from Account Value during the year, and the Account Value, Death Benefit, Cash Surrender Value and Policy Debt as of the latest Policy Anniversary. This report contains any additional information required by any applicable law or regulation.

SALES AND OTHER AGREEMENTS

MML Distributors, LLC ("MML Distributors"), 1414 Main Street, Springfield, MA 01144-1013, is the principal underwriter of the Policy pursuant to an Underwriting and Servicing Agreement to which MML Distributors, MML Bay State and the Separate Account are parties. MML Investors Services, Inc. ("MMLISI"), also located at 1414 Main Street, Springfield, MA 01144-1013, serves as the co-underwriter of the Policies. Both MML Distributors and MMLISI are registered with the Securities and Exchange Commission (the "SEC") as broker-dealers under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. (the "NASD").

MML Distributors may enter into selling agreements with other broker-dealers which are registered with the SEC and are members of the NASD ("selling brokers"). We sell the Policies through agents who are licensed by state insurance officials to sell the Policies. These agents are also registered representatives of selling brokers or of MMLISI.

When a supplement to the Application requesting one of the Policies is completed, it is submitted to us. We or the selling broker perform suitability review and, in some cases, We perform insurance underwriting. We determine whether to accept or reject the application for the Policy and the Insured's risk classification. If the application is not accepted, We will refund any premium that has been paid.

Both MML Distributors and MMLISI receive compensation for their activities as underwriters of the policies of the Separate Account. MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C. in the states of Illinois, Michigan, Oklahoma, South Dakota and Washington; and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio and West Virginia.

Commissions Schedule. Agents or selling brokers receive commissions as a
--------------------
percentage of the premium paid. General Agents may also receive a percentage of commissions paid. Commissions paid will not exceed 24% of Modal Term Premiums, plus 3% of premiums paid in excess of the Modal Term Premium, plus 0.20% of the Policy's average annual Variable Account Value.

Agents and General Agents may receive commissions at lower rates on Policies sold to replace existing insurance issued by MML Bay State or any of its subsidiaries.

Bonding Arrangement. Three insurance company blanket bonds are maintained
-------------------
providing $50,000,000 coverage for officers and employees of MML Bay State (subject to a $350,000 deductible) and $50,000,000 coverage for MML Bay State's general agents and agents (also subject to a $350,000 deductible).

LEGAL PROCEEDINGS

We are currently not involved in any material legal proceedings that adversely impact the Policy.

EXPERTS

The audited statutory financial statements of MML Bay State as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus, have been so included in reliance on the reports, which include explanatory paragraphs relating to the use of statutory accounting practices rather than generally accepted accounting principles and the change in their opinion for the prior years presented, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

SEPARATE ACCOUNT FINANCIAL STATEMENTS

No financial statements of the GVUL Segment of the Separate Account have been included herein because as of the date of this prospectus, the GVUL Segment had not commenced operation.

MML BAY STATE FINANCIAL STATEMENTS

The financial statements of MML Bay State included herein should be considered only as bearing upon the ability of MML Bay State to meet its obligations under the Policy.

                      MML BAY STATE LIFE INSURANCE COMPANY





                          INTERIM FINANCIAL STATEMENTS

                  for the period ended March 31, 1997 and 1996

                     MML BAY STATE LIFE INSURANCE COMPANY

                   STATUTORY STATEMENT OF FINANCIAL POSITION

                                                        (Unaudited)
                                                         March 31,           December 31,
                                                           1997                 1996
                                                        ---------             ---------
                                                                 (In Thousands)
Assets:

Bonds                                                   $47,989.2             $44,929.6
Policy loans                                             11,005.0               9,988.3
Cash and short-term investments                          20,659.5               7,013.9
Investment and insurance amounts receivable               2,692.9               2,277.8
Transfer due from separate account                       55,194.2              50,186.8
Federal tax receivable                                        0.0               1,139.4
Separate account assets                                 982,888.6             706,668.9
Other assets                                                408.6               4,034.9
                                                        ---------             ---------

                                                     $1,120,838.0            $826,239.6
                                                     ============            ==========

                  See notes to statutory financial statements.

                     MML BAY STATE LIFE INSURANCE COMPANY

                                                      (Unaudited)
                                                       March 31,             December 31,
                                                         1997                   1996
                                                      ---------               ---------
                                                               (In Thousands)

Liabilities:

Policyholders' reserves and funds                     $27,374.1              $26,533.5
Policy claims and other benefits                          741.1                1,074.1
Payable to parent                                       8,757.5                2,929.9
Federal income taxes payable                           10,996.6                    0.0
Accrued insurance expenses and taxes                    6,156.4                6,905.3
Asset valuation reserve                                   258.2                  228.8
Separate account reserves and liabilities             980,163.5              703,670.1
Other liabilities                                      10,163.5                7,235.6
                                                      ---------               ---------

                                                   $1,044,610.9             $748,577.3

Shareholders' Equity                                   76,227.1               77,662.3
                                                      ---------               ---------

                                                   $1,120,838.0             $826,239.6
                                                   ============             ==========

                  See notes to statutory financial statements.

                     MML BAY STATE LIFE INSURANCE COMPANY

                         STATUTORY STATEMENT OF INCOME

                                                                    (Unaudited)
                                                                 Three months ended
                                                                      March 31,
                                                                1997              1996
                                                                ----              ----
                                                                    (In Thousands)
Income:

Premium income                                                 $302,413.1        $216,984.9
Net investment and other income                                   1,128.2             802.3
                                                               ----------        ----------

                                                                303,541.3         217,787.2
                                                               ----------        ----------

Benefits and expenses:

Policy benefits and payments                                      5,064.9           2,782.7
Addition to policyholders' reserves and funds                   269,914.4         197,162.5
Commissions                                                       7,429.5           4,581.3
State taxes, licenses and fees                                    6,139.2           5,036.6
Operating expenses                                                7,359.5           3,186.0
                                                               ----------        ----------

                                                                295,907.5         212,749.1
                                                               ----------        ----------

Net gain before federal income taxes and dividends                7,633.8           5,038.1

Federal income taxes                                              8,992.0           3,740.2
                                                               ----------        ----------

Net gain (loss) from operations                                  (1,358.2)          1,297.9

Net realized capital gain (loss)                                    (44.5)            (10.7)
                                                               ----------        ----------

Net gain (loss)                                              $   (1,402.7)      $   1,287.2
                                                             =============      ===========

                  See notes to statutory financial statements.

                      MML BAY STATE LIFE INSURANCE COMPANY

                         STATUTORY STATEMENT OF CHANGES
                             IN SHAREHOLDERS'EQUITY

                                                                    (Unaudited)
                                                                Three months ended
                                                                     March 31,
                                                              1997              1996
                                                              ----              ----
                                                                  (In Thousands)

Shareholders' Equity, beginning of year                      $77,662.3       $50,242.6
                                                             ---------       ---------

Increases (decreases) due to:
  Net income                                                  (1,402.7)        1,287.2
  Change in asset valuation and investment reserves              (29.4)          (12.4)
  Change in separate account surplus                              (5.0)          127.8
  Change in non-admitted assets and other                          1.9           (15.0)
                                                             ---------       ---------

                                                              (1,435.2)        1,387.6
                                                             ---------       ---------

Shareholders' Equity, end of year                            $76,227.1       $51,630.2
                                                             =========       =========


                  See notes to statutory financial statements.

                     MML BAY STATE LIFE INSURANCE COMPANY

                       STATUTORY STATEMENT OF CASH FLOWS

                                                                        (Unaudited)
                                                                   For the Periods Ending
                                                                        March 31,
                                                                 1997                1996
                                                              ---------            --------

                                                                     (In Thousands)
Operating activities:
    Net income (loss)                                        $ (1,402.7)          $ 1,287.2
    Additions to policyholders' reserves, funds,
      and net of transfers to separate accounts                   507.6               416.6
    Net realized capital loss                                      44.5                10.7
    Change in payable to parent                                 5,827.7            (2,993.1)
    Change in federal taxes payable                            12,136.0             3,938.5
    Other changes                                                 604.7             2,071.2
                                                              ---------            --------

    Net cash provided by operating activities                  17,717.8             4,731.1
                                                              ---------            --------

Investing activities:
    Purchases of investments and loans                         (7,078.4)           (5,543.9)
    Sales or maturities of investments and receipts
      from repayments of loans                                  3,006.2             4,356.2
                                                              ---------            --------

    Net cash used in investing activities                      (4,072.2)           (1,187.7)
                                                              ---------            --------

Increase in cash and short-term investments                    13,645.6             3,543.4

Cash and short-term investments, beginning of year              7,013.9               490.5
                                                              ---------            --------

Cash and short-term investments, end of period                $20,659.5           $ 4,033.9
                                                              ---------           ---------


                   See notes to statutory financial statements

                     NOTES TO STATUTORY FINANCIAL STATEMENTS


1.    Basis of Presentation
      The accompanying interim financial statements of MML Bay State Life Insurance Company ("the Company") have been prepared in conformity with the practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the State of Missouri ("statutory accounting practices"), which practices were also considered to be in conformity with generally accepted accounting principles ("GAAP"). In 1993, the Financial Accounting Standards Board ("FASB") issued interpretation No. 40 ("Fin. 40"), "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises", which clarified that mutual life insurance companies issuing financial statements described as prepared in conformity with GAAP after 1995 are required to apply all applicable GAAP pronouncements in preparing those financial statements. In January 1995, the FASB issued Statement No. 120 ("SFAS 120"), Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts," which among other things, extended the applicability of certain FASB statements to mutual life insurance companies and deferred the effective date of Fin. 40 to financial statements issued or reissued after 1996.

      The accompanying statutory financial statements are different in some respects from GAAP financial statements. The more significant differences are as follows: (a) acquisition costs, such as commissions and other costs in connection with acquiring new business, are charged to current operations as incurred, whereas under GAAP these expenses would be capitalized and recognized over the life of the policies; (b) policy reserves are based upon statutory mortality and interest requirements without consideration of withdrawals, whereas GAAP reserves would be based upon reasonably conservative estimates of mortality, morbidity, interest and withdrawals; (c) bonds are generally carried at amortized cost whereas GAAP would value bonds at fair value and (d) deferred income taxes are not provided for book-tax timing differences whereas GAAP would record deferred income taxes.

      The accompanying interim financial statements reflect, in the opinion of the Company's management, all adjustments (consisting of normal, recurring accruals) necessary for a fair presentation of the interim financial position and results of operations. Such statements should be read in conjunction with the annual financial statements.

2.    Asset Valuation Reserve
      In compliance with regulatory requirements, the Company maintains the Asset Valuation Reserve. The balances as of March 31, 1997 and 1996, reflect the year-to date activity and a pro rata share of the annual contribution or amortization, respectively.

                      MML BAY STATE LIFE INSURANCE COMPANY





                         STATUTORY FINANCIAL STATEMENTS

                      as of December 31, 1996 and 1995 and
              for the years ended December 31, 1996, 1995 and 1994

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
MML Bay State Life Insurance Company

We have audited the accompanying statutory statement of financial position of MML Bay State Life Insurance Company as of December 31, 1996 and 1995, and the related statutory statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company prepared these financial statements using statutory accounting practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the Department of Insurance of the State of Missouri, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not determinable at this time, are presumed to be material.

In our report dated February 23, 1996, we expressed our opinion that the 1995 and 1994 financial statements, prepared using statutory accounting practices, presented fairly, in all material respects, the financial position of the MML Bay State Life Insurance Company as of December 31, 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995 in conformity with generally accepted accounting principles ("GAAP"). As described in Note 1 to the financial statements, financial statements of stock life insurance subsidiaries of mutual life insurance enterprises issued or reissued after 1996, and prepared in accordance with statutory accounting principles, are no longer considered to be presentations in conformity with GAAP. Accordingly, our present opinion on the 1995 and 1994 statutory financial statements as presented herein is different from that expressed in our previous report.

In our opinion, because of the effects of the matter discussed in the third paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of MML Bay State Life Insurance Company at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MML Bay State Life Insurance Company at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, on the statutory basis of accounting described in Note 1.



Springfield, Massachusetts                         Coopers & Lybrand, L.L.P.
February 7, 1997

                      MML BAY STATE LIFE INSURANCE COMPANY

                    STATUTORY STATEMENT OF FINANCIAL POSITION


                                                                    December 31,

                                                              1996               1995
                                                            ---------         -------

                                                                  (In Thousands)
Assets:

Bonds                                                      $ 44,929.6        $ 41,260.6
Policy loans                                                  9,988.3           6,444.9
Cash and short-term investments                               7,013.9             490.5
Investment and insurance amounts receivable                   2,277.8           1,268.0
Transfer due from separate account                           50,186.8          29,015.6
Federal income tax receivable                                 1,139.4             215.5
Other assets                                                  4,034.9             109.8
Separate account assets                                     706,668.9         265,188.5
                                                           ----------        ----------

                                                           $826,239.6        $343,993.4
                                                           ==========        ==========

Liabilities:

Policyholders' reserves and funds                          $ 26,533.5        $ 19,095.9
Policy claims and other benefits                              1,074.1           1,507.6
Payable to parent                                             2,929.9           3,165.2
Accrued insurance expenses and taxes                          6,905.3           4,693.5
Asset valuation reserve                                         228.8             153.8
Other liabilities                                             7,235.6           2,200.7
Separate account reserves and liabilities                   703,670.1         262,833.9
                                                           ----------        ----------

                                                            748,577.3         293,650.6
                                                           ----------        ----------

Shareholder's equity:

Common stock, $200 par value
       25,000 shares authorized
       12,501 shares issued and outstanding                   2,500.2           2,000.2
Paid-in capital and contributed surplus                      71,736.9          46,736.9
Surplus                                                       3,425.2           1,605.7
                                                           ----------        ----------

                                                             77,662.3          50,342.8
                                                           ----------        ----------

                                                           $826,239.6        $343,993.4
                                                           ==========        ==========

                  See notes to statutory financial statements.

                     MML BAY STATE LIFE INSURANCE COMPANY

                         STATUTORY STATEMENT OF INCOME


                                                                          Years Ended December 31,

                                                                        1996              1995            1994
                                                                     ---------          --------        ------

                                                                                  (In Thousands)
Income:

Premium income                                                    $441,212.1           $92,732.8        $54,481.4
Net investment and other income                                      8,430.6             4,305.8          3,531.8
Expense allowance on reinsurance ceded                                   0.0               526.5            132.4
                                                                  ----------           ---------        ---------

                                                                   449,642.7            97,565.1         58,145.6
                                                                  ----------           ---------        ---------

Benefits and expenses:

Policy benefits and payments                                        11,035.0             5,691.0          2,939.9
Addition to policyholders' reserves, funds
   and separate accounts                                           363,526.2            66,974.4         30,422.1
Operating expenses                                                  24,032.2            11,222.9         11,960.6
Commissions                                                         28,133.3            15,072.4         10,747.5
State taxes, licenses and fees                                       9,051.1             2,546.8          1,405.1
                                                                  ----------           ---------        ---------

                                                                   435,777.8           101,507.5         57,475.2
                                                                  ----------           ---------        ---------


Net gain (loss) from operations
   before federal income taxes                                      13,864.9            (3,942.4)           670.4

Federal income taxes (benefit)                                      11,829.0               632.8           (934.8)
                                                                  ----------         -----------        ----------
Net gain (loss) from operations                                      2,035.9            (4,575.2)         1,605.2

Net realized capital loss                                              (58.1)              (42.8)           (24.4)
                                                                  ----------           ---------        ---------

Net income (loss)                                                 $  1,977.8          $ (4,618.0)       $ 1,580.8
                                                                  ==========           =========        =========

                  See notes to statutory financial statements.

                      MML BAY STATE LIFE INSURANCE COMPANY

             STATUTORY STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

                                                               Years Ended December 31,

                                                      1996              1995              1994
                                                    ---------         ---------         ---------
                                                                   (In Thousands)
Shareholder's equity, beginning of year             $50,342.8         $55,963.0         $33,396.9
                                                    ---------         ---------         ---------

Increases (decrease) due to:
  Net income (loss)                                   1,977.8          (4,618.0)          1,580.8
  Additions to asset valuation reserve                  (75.0)            (47.0)            (43.3)
  Change in separate account surplus                     35.0             344.2             108.6
  Surplus contribution                               25,500.0               0.0          25,000.0
  Prior year adjustment                                   0.0          (1,299.4)         (4,101.5)
  Change in accounting for mortgage backed
     securities                                           0.0               0.0              21.5
  Change in non-admitted assets and other              (118.3)              0.0               0.0
                                                    ---------         ---------         ---------

                                                     27,319.5          (5,620.2)         22,566.1
                                                    ---------         ---------         ---------

Shareholder's equity, end of year                   $77,662.3         $50,342.8         $55,963.0
                                                    =========         =========         =========

                  See notes to statutory financial statements.

                      MML BAY STATE LIFE INSURANCE COMPANY

                        STATUTORY STATEMENT OF CASH FLOWS

                                                                                Years Ended December 31,

                                                                       1996              1995            1994
                                                                    ----------        ----------      -----------
                                                                                    (In Thousands)
Operating activities:
    Net income (loss)                                               $  1,977.8        $ (4,618.0)      $  1,580.8
    Additions to policyholders' reserves, funds,
      and net of transfers to separate accounts                        7,004.1           8,610.8          2,064.6
    Net realized capital loss                                             58.1              42.8             24.4
    Change in receivable from separate accounts                      (21,171.1)         (7,907.6)        (6,456.2)
    Change in receivable (payable) to parent                            (235.4)         (1,203.0)         5,145.0
    Change in federal taxes receivable (payable)                        (923.9)         (1,018.7)          (910.3)
    Other changes                                                      1,536.8          (2,543.9)        (1,178.9)
                                                                    ----------        ----------       ----------

    Net cash provided by (used in) operating activities              (11,753.6)         (8,637.6)           269.4
                                                                    ----------        ----------       ----------

Investing activities:
    Purchases of investments and loans                               (35,959.1)        (28,440.1)       (43,275.8)
    Sales or maturities of investments and receipts
      from repayments of loans                                        28,736.1          36,618.2         18,455.4
                                                                    ----------        ----------       ----------

    Net cash provided by (used in) investing activities               (7,223.0)          8,178.1        (24,820.4)
                                                                    ----------        ----------       ----------

Financing activities:
    Capital and Surplus contribution                                  25,500.0               0.0         25,000.0
                                                                    ----------        ----------       ----------

    Net cash provided by financing activities                         25,500.0               0.0         25,000.0
                                                                    ----------        ----------       ----------

Increase (decrease) in cash and short-term investments                 6,523.4            (459.5)           449.0

Cash and short-term investments, beginning of year                       490.5             950.0            501.0
                                                                    ----------        ----------       ----------

Cash and short-term investments, end of year                        $  7,013.9        $    490.5       $    950.0
                                                                    ==========        ==========       ==========

                  See notes to statutory financial statements.

                     NOTES TO STATUTORY FINANCIAL STATEMENTS

1.  Operations
    MML Bay State Life Insurance Company ("the Company") is a wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual"). The Company's insurance operation consists primarily of flexible and limited premium variable whole life insurance and variable annuities distributed through career agents. On March 1, 1996, the operations of Connecticut Mutual Life Insurance Company were merged into MassMutual.

2.  Summary of Accounting Practices
    The accompanying statutory financial statements, except as to form, have been prepared in conformity with the practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the State of Missouri ("statutory accounting practices"), which practices were also considered to be in conformity with generally accepted accounting principles ("GAAP"). In 1993, the Financial Accounting Standards Board ("FASB") issued interpretations No. 40 ("Fin. 40"), "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises", which clarified that mutual life insurance companies issuing financial statements described as prepared in conformity with GAAP after 1995 are required to apply all applicable GAAP pronouncements in preparing those financial statements. In January 1995, the FASB issued Statement No. 120 ("SFAS 120"), Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts," which among other things, extended the applicability of certain FASB statements to mutual life insurance companies and deferred the effective date of Fin. 40 to financial statements issued or reissued after 1996. As required by generally accepted auditing standards, the opinion expressed by our independent accountants on the 1995 and 1994 financial statements is different from that expressed in their previous report.

    The accompanying statutory financial statements are different in some respects from GAAP financial statements. The more significant differences are as follows: (a) acquisition costs, such as commissions and other costs in connection with acquiring new business, are charged to current operations as incurred, whereas under GAAP these expenses would be capitalized and recognized over the life of the policies; (b) policy reserves are based upon statutory mortality and interest requirements without consideration of withdrawals, whereas GAAP reserves would be based upon reasonably conservative estimates of mortality, morbidity, interest and withdrawals;
    (c) bonds are generally carried at amortized cost whereas GAAP would value bonds at fair value and (d) deferred income taxes are not provided for book-tax timing differences whereas GAAP would record deferred income taxes.

    The preparation of statutory financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the statutory financial statements. Management must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in the statutory financial statements.

    The following is a description of the Company's current principal accounting policies and practices.

    a.  Investments
        Bonds are valued in accordance with rules established by the National Association of Insurance Commissioners. Generally, bonds are valued at amortized cost.

        As promulgated by the National Association of Insurance Commissioners, the Company adopted the retrospective method of accounting for amortization of premium and discount on mortgage backed securities as of December 31, 1994. This method considers prepayment assumptions for mortgage backed securities, which were obtained from a prepayment model, that factors in mortgage type, seasoning, coupon, current interest rate and the economic environment. The effect of this change, $21.5 thousand, was recorded as of December 31, 1994 as an increase to shareholders' equity on the Statutory Statement of Financial Position and had no material effect for 1996 and 1995 net income. Through December 31, 1994, premium and discount on bonds were amortized into investment income over the stated lives of the securities.

        Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy.

        Short-term investments are stated at amortized cost, which approximates fair value.

        In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve and an Interest Maintenance Reserve. The Asset Valuation Reserve and other investment reserves as prescribed by the regulatory authorities, stabilize the shareholders' equity against declines in the value of bonds. The Interest Maintenance Reserve captures after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments and amortizes these capital gains and losses into income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset. Net realized after tax capital losses of $33.7 thousand in 1996 and net realized after tax capital gains of $250.2 thousand in 1995 and net realized after tax capital losses of $7.0 thousand in 1994 were charged to the Interest Maintenance Reserve. Amortization of the Interest Maintenance Reserve into net investment income amounted to $85.8 thousand in 1996, $42.1 thousand in 1995 and $86.9 thousand in 1994. The Interest Maintenance Reserve is included in other liabilities on the statutory Statement of Financial Position.

        Realized capital gains and losses, less taxes, not includable in the Interest Maintenance Reserve, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. Unrealized capital gains and losses are included in shareholders' equity.

    b.  Separate Accounts
        Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable life insurance policyholders. Assets, consisting of holdings in an open-end series investment fund affiliated with MassMutual, bonds, common stocks, and short-term investments, are reported at fair value. Transfer due from separate account represents the separate account assets in excess of statutory benefit reserves. Premiums, benefits and expenses of the separate accounts are reported on the Statutory Statement of Income. The Company receives compensation for providing administrative services to the separate account and for assuming mortality and expense risks in connection with the policies. The Company had $2,998.8 thousand and $2,354.6 thousand of its assets invested in the separate account as of December 31, 1996 and 1995, respectively.

        The net transfers to separate accounts of $356,088.6 thousand, $59,792.6 thousand and $28,141.7 thousand in 1996, 1995 and 1994, respectively, are included in addition to policyholders' reserves, funds and separate accounts.

    c.  Policyholders' Reserves
        Policyholders' reserves for life contracts were developed using accepted actuarial methods computed principally on the net level premium method and the Commissioners' Reserve Valuation Method using the 1958 and 1980 Commissioners' Standard Ordinary mortality tables with assumed interest rates ranging from 3.5 to 5.5 percent. Reserves for individual annuities are based on accepted actuarial methods, principally at interest rates ranging from 5.5 to 6.0 percent.

        During 1994, actuarial guidelines requiring additional reserves for immediate payment of claims became effective. While the Company's aggregate reserves were sufficient, the reserves for certain products were not recorded. The effect of correctly recording these reserves was $1,299.4 thousand at December 31, 1994 and was recorded as an adjustment to shareholders' equity during 1995.

    d.  Premium and Related Expense Recognition
        Premium revenue is recognized annually on the anniversary date of the policy. Commissions and other costs related to issuance of new policies, maintenance and settlement costs, are charged to current operations.

    e.  Cash and Short-Term Investments
        For purposes of the Statutory Statement of Cash Flows, the Company considers all highly liquid short-term investments purchased with a maturity of twelve months or less to be cash and short-term investments.

3.  Stockholder's Equity
    The Board of Directors of MassMutual has authorized the contribution of funds to the Company sufficient to meet the capital requirements of all states in which the Company is licensed to do business. Substantially all of the statutory stockholder's equity is subject to dividend restrictions relating to various state regulations which limit the payment of dividends without prior approval. Under these regulations, $3,425.2 thousand of stockholder's equity is available for distribution to shareholders in 1997 without prior regulatory approval.

4.  Related Party Transactions
    Investment and administrative services are provided to the Company pursuant to a management services agreement with MassMutual. Service fees are accrued based upon estimated costs and are billed the following period, when actual costs are available. Fees incurred under the terms of this agreement were $16,429.2 thousand, $6,588.1 thousand and $7,762.9 thousand in 1996, 1995 and 1994, respectively.

    The Company had reinsurance agreements with MassMutual in which MassMutual assumed specific plans of insurance on a coinsurance basis and on a yearly renewal term basis. The coinsurance agreement was terminated in 1995. A termination fee of $6,200.0 thousand was recorded as an expense and paid to MassMutual for the rights to retain future fees and charges on the reinsurance business. While the agreement was in effect, the Company ceded premiums amounting to $29,597.0 thousand and $26,115.1 thousand in 1995 and 1994, respectively. Additionally, the Company ceded administrative and insurance charges of $4,310.3 thousand in 1995 and $4,208.3 thousand in 1994 for policies issued in those years. The Company received $4,836.8 thousand and $8,434.7 thousand and 1995 and 1994, respectively, as commissions and an expense allowance. Reserves on all business ceded amounted to $8,027.9 thousand in 1995, immediately preceding the termination, which reduced policyholders' reserves and funds. The Company's separate accounts retained the assets applicable to variable life reserves of the policies reinsured under the agreement with MassMutual. Premium income and the expense allowance on reinsurance ceded differ from annual statement presentation.

    A provision in the Company's coinsurance agreement with MassMutual required surrender charge offsets to be included in the ceding provisions of the reinsurance contract with MassMutual. This surrender charge offset, inherent in the reserve calculations of the separate account liabilities, is considered funds which would be due to the general account of MassMutual if the life policies were surrendered. During 1993, this provision was incorrectly excluded from amounts recorded for the contract. The effect of correctly recording this provision was $4,101.5 thousand at December 31, 1993 and was recorded as an adjustment to shareholders' equity during 1994. The effects of this adjustment in 1994 were included in the expense allowance on reinsurance ceded and all related tax benefits were recorded in 1995 and 1994 on the Statutory Statement of Income in accordance with the accounting practices of the National Association of Insurance Commissioners.

    During 1996 and 1994, MassMutual contributed additional paid in capital of $25,000.0 thousand cash to the Company.

5.  Federal Income Taxes
    The provision for federal income taxes is based upon the Company's best estimate of its tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the federal tax provision, using the most current information available, and adjusting for miscellaneous temporary differences, primarily reserves and acquisition costs, resulted in an effective tax rate which is other than the statutory tax rate.

    The Internal Revenue Service is currently examining the Company's income tax returns through the year 1992. Federal income tax returns for the years 1995, 1994 and 1993 are open to examination by the Internal Revenue Service. The Company believes any adjustments resulting from such examinations will not materially affect its statutory financial statements.

    The Company plans to file its 1996 federal income tax return on a consolidated basis with MassMutual and MassMutual's other life and non-life affiliates. The Company and its life and non-life affiliates are subject to a written tax allocation agreement which allocates tax liability in a manner permitted under Treasury regulations. Generally, the agreement provides that loss members shall be compensated for the use of their losses and credits by other members.

    The Company made federal tax payments of $12,811.7 thousand and $1,892.0 thousand in 1996 and 1995, respectively. No federal tax payments were made during 1994.

6.  Investments
    The Company maintains a diversified investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment.

    a.  Bonds
        The carrying value and estimated fair value of bonds are as follows:


                                                                     December 31, 1996
                                                                     -----------------
                                                                   Gross              Gross           Estimated
                                              Carrying          Unrealized         Unrealized            Fair
                                                Value              Gains             Losses             Value
                                              --------          ----------         ----------         ---------
                                                                        (In Thousands)
          U. S. Treasury Securities           $  7,767.8         $  79.5            $  41.1         $  7,806.2

             and Obligations of U. S.
             Government Corporations
             and Agencies
          Mortgage-backed securities              8,265.9              42.1               64.6           8,243.4
          Industrial securities                  28,895.9             293.6              146.1          29,043.4
                                                ---------            ------             ------         ---------
             TOTAL                              $44,929.6            $415.2             $251.8         $45,093.0
                                                =========            ======             ======         =========

                                                                           December 31, 1995
                                                                           -----------------
                                                                    Gross               Gross           Estimated
                                                Carrying          Unrealized          Unrealized          Fair
                                                 Value              Gains               Losses            Value
                                                --------          ----------          ----------        ---------
                                                                             (In Thousands)
          U. S. Treasury Securities             $ 7,929.3            $107.8               $1.0        $  8,036.1
             and Obligations of U. S.
             Government Corporations
             and Agencies
          Mortgage-backed securities             11,979.4             114.9               35.9          12,058.4
          Industrial securities                  21,351.9             684.2                1.7          22,034.4
                                                ---------            ------              -----         ---------
             TOTAL                              $41,260.6            $906.9              $38.6         $42,128.9
                                                =========            ======              =====         =========


          The carrying value and estimated fair value of bonds at December 31, 1996 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.


                                                                                   Estimated
                                                             Carrying                Fair
                                                               Value                 Value
                                                             --------              ---------
                                                                     (In Thousands)
          Due in one year or less                             $ 6,383.8             $ 6,423.7
          Due after one year through five years                13,043.8              13,203.9
          Due after five years through ten years               12,929.9              12,865.2
          Due after ten years                                   1,510.1               1,503.1
                                                              ---------             ---------
                                                               33,867.6              33,995.9

          Mortgage-backed securities, including
            securities guaranteed by the
            U.S. Government                                    11,062.0              11,097.1
                                                              ---------             ---------
             TOTAL                                            $44,929.6             $45,093.0
                                                              =========             =========


          Proceeds from sales and maturities of investments in bonds were $28,736.1 thousand during 1996, $36,584.5 thousand during 1995 and $17,742.4 thousand during 1994. Gross capital gains of $33.2 thousand in 1996, $535.0 thousand in 1995 and $44.5 thousand in 1994 and gross capital losses of $65.2 thousand in 1996, $87.0 thousand in 1995 and $52.3 thousand in 1994 were realized on those sales, a portion of which were included in the Interest Maintenance Reserve. The estimated fair value of non-publicly traded bonds is determined by the Company using a pricing matrix.

      b.  Other
          It is not practicable to determine the fair value of policy loans which do not have a stated maturity.

7.    Liquidity
      The withdrawal characteristics of the policyholders' reserves and funds, including separate accounts, and the invested assets which support them at December 31, 1996 are illustrated below:

                                                                            (In Thousands)
       Total policyholders' reserves and funds and
          separate account liabilities                         $730,203.6
       Not subject to discretionary withdrawal                     (143.3)
       Policy loans                                              (9,988.3)
                                                               -----------
         Subject to discretionary withdrawal                                               $720,072.0
                                                                                           ----------
       Total invested assets, including separate
          investment accounts                                  $768,600.7
       Policy loans and other invested assets                    (9,988.3)
         Readily marketable investments                        -----------                 $758,612.4
                                                                                           ----------


8.    Business Risks and Contingencies
      Approximately 52% of the Company's premium revenue is derived from two customers.

      The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premiums. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity. In 1996, the Company elected not to admit $83.3 thousand of guaranty fund premium tax offset receivables relating to prior assessments.

      The Company is involved in litigation arising out of the normal course of its business. Management intends to defend these actions vigorously. While the outcome of litigation cannot be foreseen with certainty, it is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

9.    Affiliated Companies
      The relationship of the Company, its parent and affiliated companies as of December 31, 1996 is illustrated below. Subsidiaries are wholly-owned by the parent, except as noted.

      Parent
      ------
      Massachusetts Mutual Life Insurance Company

      Subsidiaries of Massachusetts Mutual Life Insurance Company
      -----------------------------------------------------------
      C.M. Assurance Company
      C.M. Benefit Insurance Company
      C.M. Life Insurance Company
      MassMutual Holding Company
      MassMutual Holding Company Two, Inc. (Sold in March 1996)
      MassMutual of Ireland, Limited
      MML Bay State Life Insurance Company
      MML Distributors, LLC

           Subsidiaries of MassMutual Holding Company
           ------------------------------------------
           GR Phelps, Inc.

      MassMutual Holding Trust I
      MassMutual Holding Trust II
      MassMutual Holding MSC, Inc.
      MassMutual International, Inc.
      MassMutual Reinsurance Bermuda (Sold  in December 1996)
      MML Investors Services, Inc.
      State House One (Liquidated in December 1996)

      Subsidiaries of MassMutual Holding Trust I
      ------------------------------------------
      Antares Leveraged Capital Corporation
      Charter Oak Capital Management, Inc.
      Cornerstone Real Estate Advisors, Inc.
      DLB Acquisition Corporation
      Oppenheimer Acquisition Corporation - 86.15%

      Subsidiaries of MassMutual Holding Trust II
      -------------------------------------------
      CM Advantage, Inc.
      CM International, Inc.
      CM Property Management, Inc.
      High Yield Management, Inc.
      MMHC Investments, Inc.
      MML Realty Management
      Urban Properties, Inc.
      Westheimer 335 Suites, Inc.

      Subsidiaries of MassMutual International
      ----------------------------------------
      MassLife Seguros de Vida (Argentina) S. A.
      MassMutual International (Bermuda) Ltd.
      Mass Seguros de Vida (Chile) S. A.
      MassMutual International (Luxemburg) S. A.

      MassMutual Holding MSC, Incorporated
      ------------------------------------
      MassMutual/Carlson CBO N. V. - 50%
      MassMutual Corporate Value Limited - 46%

      Affiliates of Massachusetts Mutual Life Insurance Company
      ---------------------------------------------------------
      MML Series Investment Fund
      MassMutual Institutional Funds
      Oppenheimer Value Stock Fund

                                   APPENDIX A

Illustrations of Death Benefits (Option A & Option B), Cash Surrender Values and Accumulated Premiums

The following tables illustrate the way in which a Policy operates. They show how the Death Benefit and cash surrender value could vary over an extended period of time, assuming the Funds experience hypothetical gross rates of investment return (i.e., investment income and capital gains and losses, realized or unrealized), equivalent to constant gross annual rates of 0%, 6% and 12%. Table 1 shows Death Benefit Option A using the current schedule of charges. Table 2 shows Death Benefit Option A using the guaranteed schedule of charges. Table 3 shows Death Benefit Option B using the current schedule of charges. Table 4 shows Death Benefit Option B using the guaranteed schedule of charges.


The tables are based on the following assumptions: 1) the Policyowner is age 45;
2) the Policyowner has requested a level Selected Face Amount of $250,000; 3) no Policy loans have been made, 4) the Employer has selected an Annual Modal Term;
5) the Modal Term Premium is always allocated to the Guaranteed Principal Account; 6) the Guaranteed Principal Account credits the Modal Term Premium interest at an annual rate of 3%; and 7) and the Policyowner makes annual Premium payments of $4,000 in excess of the Modal Term Premium for 20 years which are allocated to the Separate Account.

These tables will assist in the comparison of death benefits and cash surrender values for the Policy with those under other variable life policies which may be issued by MML Bay State or other companies.

The death benefits and cash surrender values for a Policy would be different from the amount shown if the rates of return of the Funds averaged 0%, 6% and 12% over a period of years but varied above and below that average in individual Policy Years. They would also differ if any Policy loan were made during the period of time illustrated. They would also be different depending upon the allocation of investment value to each Division, if the rates of return for all the Funds averaged 0%, 6% or 12% but varied above or below that average for particular Funds.

The tables assume that the Modal Term Premium is credited interest at a guaranteed rate of 3%. The current credited rate is higher than 3%. Therefore, if current rates were used, the cash surrender values for the policy illustrated in the tables would be higher.

The death benefits and cash surrender values shown in Table 1 & 3 reflect a State Premium Tax deduction of 2% and a DAC Tax deduction of 0.25%, MML Trust, Oppenheimer Trust, and Panorama Fund level expenses of 0.83% on an annual basis, of the net asset value of the MML Trust, Oppenheimer Trust, and Panorama Fund shares held by the Separate Account (This unweighted average reflects current Fund level expenses), plus the following current charges:

1.   A Sales Load of 0.75% of Premium

2.   Administrative Charge, equal to a monthly $5.25 per Policy.

3. Cost of Insurance Protection, based on the current guaranteed issue rates being charged by the Company.

4. Mortality and Expense Risk Charge, which is equal to 0.75% on an annual basis, of the net asset value of the Fund shares held by the Separate Account.

The death benefits and cash surrender values shown in Table 2 & 4 reflect a State Premium Tax deduction of 2% and a DAC Tax deduction of 0.25%, MML Trust, Oppenheimer Trust, and Panorama Fund level expenses of 0.83% on an annual basis, of the net asset value of the MML Trust, Oppenheimer Trust, and Panorama Fund shares held by the Separate Account (This unweighted average reflects current Fund level expenses), plus the following guaranteed charges:

1. A Sales Load of 5% of Premium (MML Bay State will establish a Sales Load between 0.75% to 5% of Premium for a Policy upon its issuance. However, once the Sales Load is established, it will not change for the life of the Policy.)

2.   Administrative Charge, equal to $9.00 per month.

3.   Cost of Insurance Charge, based on 125% of the 1980 CSO Mortality Table.


4. Mortality and Expense Risk Charge, which is equal to 1.00% on an annual basis, of the net asset value of the Fund shares held by the Separate Account.

MassMutual has agreed to bear expenses of the MML Equity Index Fund (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of average daily net asset value of the Fund through April 30, 1998. MassMutual expects that it will be required to reimburse the expenses of the MML Equity Index Fund pursuant to this undertaking in 1997.

Currently no charge is made against the Separate Account for federal income taxes but MML Bay State reserves the right to charge the Separate Account for federal income taxes attributable to the Separate Account if such taxes are imposed in the future.

The fifth column of each table shows the amounts which would accumulate if an amount equal to the annual premium were invested to earn interest after taxes, of 5% per year, compounded annually.

                                    TABLE 1

VARIABLE RIDER TO FLEXIBLE PREMIUM ADJUSTABLE LIFE INSURANCE CERTIFICATE Age 45, Unismoker, Unisex
$250,000 Selected Face Amount - All Years
Assumes 2 Types of Premium Received on an Annual Basis:
  .      Modal Term Premium, plus
  .      $4,000 Premium
Using Current Schedule of Charges
Illustrating Death Benefit Option A
Assumes Mandatory Employee Participation
Modal Term Premiums allocated to Guaranteed Principal Account credited at 3% annualized

                                                                  Death Benefit (Option A)         Cash Surrender Value
                                                                    Assuming Hypothetical          Assuming Hypothetical
                                                                   Gross Annual Investment        Gross Annual Investment
                                                                          Return of                      Return of
End of    Modal Term    Additional      Total       Premiums
Policy     Premium       Premium       Premium     Accumulated      0%        6%       12%        0%        6%       12%
 Year                                   Paid          at 5%
                                                    Interest
                                                    Per Year
   1         467           4000         4467          4690        250000    250000    250000     3826      4055      4285
   2         502           4000         4502          9652        250000    250000    250000     7600      8294      9016
   3         535           4000         4535          14896       250000    250000    250000    11323     12727     14242
   4         605           4000         4605          20476       250000    250000    250000    15000     17365     20018
   5         641           4000         4641          26373       250000    250000    250000    18633     22217     26398

   6         707           4000         4707          32634       250000    250000    250000    22225     27298     33453
   7         742           4000         4742          39245       250000    250000    250000    25776     32616     41248
   8         811           4000         4811          46259       250000    250000    250000    29294     38189     49870
   9         915           4000         4915          53733       250000    250000    250000    32785     44038     59415
  10         989           4000         4989          61658       250000    250000    250000    36250     50174     69977

  11         1051          4000         5051          70044       250000    250000    250000    39692     56611     81663
  12         1164          4000         5164          78968       250000    250000    250000    43121     63379     94611
  13         1259          4000         5259          88439       250000    250000    250000    46540     70493     108953
  14         1404          4000         5404          98535       250000    250000    255972    49963     77991     124864
  15         1542          4000         5542         109281       250000    250000    284793    53396     85897     142397

  16         1744          4000         5744         120776       250000    250000    313701    56861     94263     161701
  17         1921          4000         5921         133032       250000    250000    347529    60359     103113    182910
  18         2137          4000         6137         146127       250000    250000    381523    63910     112499    206229
  19         2372          4000         6372         160124       250000    250000    417355    67531     122474    231864
20(age 65)   2603          4000         6603         175064       250000    250000    457625    71230     133081    260014

  21          0             0             0          183817       250000    250000    488390    68373     137465    283948
  22          0             0             0          193008       250000    250000    520987    65176     141939    310111
  23          0             0             0          202658       250000    250000    555615    61648     146541    338790
  24          0             0             0          212791       250000    250000    595994    57737     151279    370183
  25          0             0             0          223431       250000    250000    635241    53386     156160    404612

  26          0             0             0          234602       250000    250000    681168    48525     161197    442317
  27          0             0             0          246332       250000    251266    730269    43079     166402    483622
  28          0             0             0          258649       250000    254228    782757    36960     171776    528890
  29          0             0             0          271581       250000    257098    838857    30060     177309    578522
  30          0             0             0          285160       250000    259849    898808    22246     182993    632963

  31          0             0             0          299418       250000    264299    969545    13372     188785    692532
  32          0             0             0          314389       250000    268631   1045513     3166     194660    757618
  33          0             0             0          330109         0       270886   1119001      0       200656    828890
  34          0             0             0          346614         0       274917   1205840      0       206705    906647
  35          0             0             0          363945         0       278774   1298854      0       212805    991492

  40          0             0             0          464496         0       300585   1905678      0       244378   1549331
  45          0             0             0          592828         0       324412   2827119      0       277275   2416341
  50          0             0             0          756615         0       348726   4215315      0       314168   3797581


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

                                     TABLE 2

VARIABLE RIDER TO FLEXIBLE PREMIUM ADJUSTABLE LIFE INSURANCE CERTIFICATE Age 45, Unismoker, Unisex
$250,000 Selected Face Amount - All Years
Assumes 2 Types of Premium Received on an Annual Basis:
  .      Modal Term Premium, plus
  .      $4,000 Premium
Using Guaranteed Schedule of Charges
Illustrating Death Benefit Option A
Assumes Mandatory Employee Participation
Modal Term Premiums allocated to Guaranteed Principal Account credited at 3% annualized

                                                                   Death Benefit (Option A)      Cash Surrender Value
                                                                    Assuming Hypothetical        Assuming Hypothetical
                                                                   Gross Annual Investment      Gross Annual Investment
                                                                          Return of                   Return of
End of    Modal Term    Additional      Total       Premiums
Policy      Premium       Premium      Premium     Accumulated      0%        6%       12%        0%        6%       12%
 Year                                   Paid          at 5%
                                                    Interest
                                                    Per Year
   1          467          4000         4467          4690        250000    250000    250000     2615      2771      2927
   2          502          4000         4502          9652        250000    250000    250000     5123      5591      6078
   3          535          4000         4535          14896       250000    250000    250000     7522      8458      9470
   4          605          4000         4605          20476       250000    250000    250000     9841     11403     13158
   5          641          4000         4641          26373       250000    250000    250000    12041     14386     17127

   6          707          4000         4707          32634       250000    250000    250000    14140     17424     21423
   7          742          4000         4742          39245       250000    250000    250000    16094     20476     26030
   8          811          4000         4811          46259       250000    250000    250000    17923     23558     31001
   9          915          4000         4915          53733       250000    250000    250000    19640     26685     36387
  10          989          4000         4989          61658       250000    250000    250000    21202     29814     42186

  11         1051          4000         5051          70044       250000    250000    250000    22592     32925     48421
  12         1164          4000         5164          78968       250000    250000    250000    23849     36059     55185
  13         1259          4000         5259          88439       250000    250000    250000    24952     39194     62513
  14         1404          4000         5404          98535       250000    250000    250000    25940     42373     70512
  15         1542          4000         5542         109281       250000    250000    250000    26785     45571     79234

  16         1744          4000         5744         120776       250000    250000    250000    27516     48825     88804
  17         1921          4000         5921         133032       250000    250000    250000    28076     52082     99271
  18         2137          4000         6137         146127       250000    250000    250000    28443     55339     110757
  19         2372          4000         6372         160124       250000    250000    250000    28566     58575     123402
20(age 65)   2603          4000         6603         175064       250000    250000    250000    28376     61755     137362

  21           0             0            0          183817       250000    250000    251294    21074     58126     146101
  22           0             0            0          193008       250000    250000    261716    12642     53713     155783
  23           0             0            0          202658       250000    250000    272803     2916     48410     166343
  24           0             0            0          212791         0       250000    286231      0       42076     177783
  25           0             0            0          223431         0       250000    298712      0       34519     190262

  26           0             0            0          234602         0       250000    313841      0       25479     203793
  27           0             0            0          246332         0       250000    329865      0       14606     218454
  28           0             0            0          258649         0       250000    346807      0        1443     234329
  29           0             0            0          271581         0         0       364707      0         0       251522
  30           0             0            0          285160         0         0       383646      0         0       270173

  31           0             0            0          299418         0         0       406349      0         0       290249
  32           0             0            0          314389         0         0       430435      0         0       311910
  33           0             0            0          330109         0         0       453143      0         0       335662
  34           0             0            0          346614         0         0       480753      0         0       361468
  35           0             0            0          363945         0         0       510325      0         0       389561

  40           0             0            0          464496         0         0       700181      0         0       569253
  45           0             0            0          592828         0         0       979596      0         0       837262
  50           0             0            0          756615         0         0      1397295      0         0      1258824


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

                                     TABLE 3

VARIABLE RIDER TO FLEXIBLE PREMIUM ADJUSTABLE LIFE INSURANCE CERTIFICATE Age 45, Unismoker, Unisex
$250,000 Selected Face Amount - All Years
Assumes 2 Types of Premium Received on an Annual Basis:
  .      Modal Term Premium, plus
  .      $4,000 Premium
Using Current Schedule of Charges
Illustrating Death Benefit Option B
Assumes Mandatory Employee Participation
Modal Term Premiums allocated to Guaranteed Principal Account credited at 3% annualized


                                                                   Death Benefit (Option B)        Cash Surrender Value
                                                                    Assuming Hypothetical       Assuming Hypothetical Gross
                                                                   Gross Annual Investment      Annual Investment Return of
                                                                          Return of
End of    Modal Term    Additional      Total       Premiums
Policy      Premium       Premium      Premium     Accumulated      0%        6%       12%        0%        6%       12%
 Year                                   Paid          at 5%
                                                    Interest
                                                    Per Year
   1          467          4000         4467          4690        253819    254048    254278     3819      4048      4278
   2          502          4000         4502          9652        257579    258273    258994     7579      8273      8994
   3          535          4000         4535          14896       261280    262680    264193    11280     12680     14193
   4          605          4000         4605          20476       264922    267280    269925    14922     17280     19925
   5          641          4000         4641          26373       268508    272078    276245    18508     22078     26245

   6          707          4000         4707          32634       272038    277086    283212    22038     27086     33212
   7          742          4000         4742          39245       275513    282310    290894    25513     32310     40894
   8          811          4000         4811          46259       278933    287762    299362    28933     37762     49362
   9          915          4000         4915          53733       282300    293450    308699    32300     43450     58699
  10          989          4000         4989          61658       285614    299386    318993    35614     49386     68993

  11         1051          4000         5051          70044       288876    305579    330341    38876     55579     80341
  12         1164          4000         5164          78968       292088    312042    342853    42088     62042     92853
  13         1259          4000         5259          88439       295249    318785    356647    45249     68785     106647
  14         1404          4000         5404          98535       298361    325821    371855    48361     75821     121855
  15         1542          4000         5542         109281       301424    333163    388622    51424     83163     138622

  16         1744          4000         5744         120776       304440    340823    407107    54440     90823     157107
  17         1921          4000         5921         133032       307409    348817    427487    57409     98817     177487
  18         2137          4000         6137         146127       310331    357158    449957    60331     107158    199957
  19         2372          4000         6372         160124       313208    365862    474729    63208     115862    224729
20(age 65)   2603          4000         6603         175064       316040    374944    502041    66040     124944    252041

  21           0             0            0          183817       312283    377646    525149    62283     127646    275149
  22           0             0            0          193008       308091    380134    550454    58091     130134    300454
  23           0             0            0          202658       303497    382449    578262    53497     132449    328262
  24           0             0            0          212791       298453    384556    608822    48453     134556    358822
  25           0             0            0          223431       292906    386413    642414    42906     136413    392414

  26           0             0            0          234602       286800    387975    679345    36800     137975    429345
  27           0             0            0          246332       280076    389197    719959    30076     139197    469959
  28           0             0            0          258649       272672    390030    764637    22672     140030    514637
  29           0             0            0          271581       264514    390142    817492    14514     140412    563788
  30           0             0            0          285160       255517    390273    877322     5517     140273    617832

  31           0             0            0          299418         0       389545    947965      0       139545    677118
  32           0             0            0          314389         0       388053   1023872      0       138053    741936
  33           0             0            0          330109         0       385561   1097474      0       135561    812943
  34           0             0            0          346614         0       381907   1184292      0       131907    890445
  35           0             0            0          363945         0       376914   1277307      0       126914    975044

  40           0             0            0          464496         0       328075   1884085      0       78075    1531776
  45           0             0            0          592828         0         0      2805598      0         0      2397947
  50           0             0            0          756615         0         0      4194113      0         0      3778480


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

                                     TABLE 4

VARIABLE RIDER TO FLEXIBLE PREMIUM ADJUSTABLE LIFE INSURANCE CERTIFICATE Age 45, Unismoker, Unisex
$250,000 Selected Face Amount - All Years
Assumes 2 Types of Premium Received on an Annual Basis:
  .      Modal Term Premium, plus
  .      $4,000 Premium
Using Guaranteed Schedule of Charges
Illustrating Death Benefit Option B
Assumes Mandatory Employee Participation
Modal Term Premiums allocated to Guaranteed Principal Account credited at 3% annualized

                                                                   Death Benefit (Option B)      Cash Surrender Value
                                                                    Assuming Hypothetical        Assuming Hypothetical
                                                                   Gross Annual Investment      Gross Annual Investment
                                                                          Return of                    Return of
End of    Modal Term    Additional      Total       Premiums
Policy      Premium       Premium      Premium     Accumulated      0%        6%       12%        0%        6%       12%
 Year                                   Paid          at 5%
                                                    Interest
                                                    Per Year
   1          467          4000         4467          4690        252595    252751    252906     2595      2751      2906
   2          502          4000         4502          9652        255065    255531    256016     5065      5531      6016
   3          535          4000         4535          14896       257406    258335    259339     7406      8335      9339
   4          605          4000         4605          20476       259642    261188    262926     9642     11188     12926
   5          641          4000         4641          26373       261734    264047    266754    11734     14047     16754

   6          707          4000         4707          32634       263694    266923    270857    13694     16923     20857
   7          742          4000         4742          39245       265475    269765    275211    15475     19765     25211
   8          811          4000         4811          46259       267092    272583    279850    17092     22583     29850
   9          915          4000         4915          53733       268552    275380    284809    18552     25380     34809
  10          989          4000         4989          61658       269809    278104    290065    19809     28104     40065

  11         1051          4000         5051          70044       270839    280724    295617    20839     30724     45617
  12         1164          4000         5164          78968       271678    283267    301529    21678     33267     51529
  13         1259          4000         5259          88439       272299    285700    307804    22299     35700     57804
  14         1404          4000         5404          98535       272738    288050    314514    22738     38050     64514
  15         1542          4000         5542         109281       272960    290275    321658    22960     40275     71658

  16         1744          4000         5744         120776       272985    292387    329301    22985     42387     79301
  17         1921          4000         5921         133032       272749    294308    337414    22749     44308     87414
  18         2137          4000         6137         146127       272220    296000    346017    22220     46000     96017
  19         2372          4000         6372         160124       271337    297405    355129    21337     47405     105129
20(age 65)   2603          4000         6603         175064       270025    298451    364764    20025     48451     114764

  21           0             0            0          183817       261691    292548    368422    11691     42548     118422
  22           0             0            0          193008       252387    285752    372262     2387     35752     122262
  23           0             0            0          202658         0       277998    376331      0       27998     126331
  24           0             0            0          212791         0       269203    380670      0       19203     130670
  25           0             0            0          223431         0       259247    385294      0        9247     135294

  26           0             0            0          234602         0         0       390198      0         0       140198
  27           0             0            0          246332         0         0       395341      0         0       145341
  28           0             0            0          258649         0         0       400666      0         0       150666
  29           0             0            0          271581         0         0       406119      0         0       156119
  30           0             0            0          285160         0         0       411684      0         0       161684

  31           0             0            0          299418         0         0       417389      0         0       167389
  32           0             0            0          314389         0         0       423311      0         0       173311
  33           0             0            0          330109         0         0       429573      0         0       179573
  34           0             0            0          346614         0         0       436295      0         0       186295
  35           0             0            0          363945         0         0       443545      0         0       193545

  40           0             0            0          464496         0         0       485986      0         0       235986
  45           0             0            0          592828         0         0       540828      0         0       290828
  50           0             0            0          756615         0         0       622869      0         0       372869


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

                                   APPENDIX B
                                   ----------

                         MODAL TERM PREMIUM CALCULATION

The Modal Term Premium is an estimate of the premium that will be sufficient to cover the Premium Deduction and the Monthly Deduction for the Modal Term. It equals the Monthly Deduction(s) during the Modal Term divided by 1 less the Premium Deduction discounted at a rate no lower than the monthly equivalent of the minimum annual interest rate for the Guaranteed Principal Account.

Example:
         a.     Modal Term:                            3 Months

         b.     Premium Deduction:                     0.75%

         c.     Annual Interest Rate
                Used For Discounting
                Monthly Deduction(s):                  5%

         d.     Monthly Deduction In Month 1:          $100

         e.     Monthly Deduction In Month 2:          $110

         f.     Monthly Deduction In Month 3:          $120

         g.     Sum of Monthly Charges
                Discounted At Monthly
                Equivalent Of 5%:                      $328.58

         h.     Modal Term Premium
                (g. divided by 1 less Premium
                Deduction):                            $331.06
                                                       -------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the "Commission") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

The Bylaws of MML Bay State provide for indemnification of directors and officers as follows:

MML Bay State directors and officers are indemnified under its by-laws. No indemnification is provided with respect to any liability to any entity which is registered as an investment company under the Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MML Bay State pursuant to the foregoing provisions, or otherwise, MML Bay State has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MML Bay State of expenses incurred or paid by a director, officer or controlling person of MML Bay State in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MML Bay State will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                    REPRESENTATION UNDER SECTION 26(e)(2)(A)
                     OF THE INVESTMENT COMPANY ACT OF 1940

MML Bay State Life Insurance Company hereby represents that fees and charges deducted under the Variable Account Rider to the Group Universal Life Insurance Policy Certificate described in this Registration Statement and deducted under the Rider, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MML Bay State Life Insurance Company.

                     CONTENTS OF THE REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consists of 63 pages.

The undertaking to file reports.

The undertaking pursuant to Rule 484 under the Securities Act of 1933.

Representation under Section 26(e)(2)(a) of the Investment Company Act of 1940.

The signatures.

Written consents of the following persons:

     1.  Coopers & Lybrand, L.L.P.
     2.  Actuarial consent
     3.  Counsel opining as to the legality of securities being registered
     4. Opinion opining as to actuarial matters contained in the Registration Statement by John Valencia, Assistant Vice President

The following exhibits:

     1.  Exhibit 1

         (Exhibits required by paragraph A of the instructions to Form N-8B-2)

         (1) (a) Resolution of the Board of Directors of MML Bay State Life Insurance Company authorizing the establishment of the Separate Account.*

              (b) Resolution of the Board of Directors of MML Bay State Life Insurance Company authorizing the establishment of the GVUL Segment of MML Bay State Variable Life Separate Account I.*

         (2)  Not Applicable.

         (3) (a) Form of Distribution Servicing Agreement between MML Distributors, LLC, and MML Bay State.*

              (b) Form of Co-Underwriting Agreement between MML Investors Services, Inc. and MML Bay State.*

              (c)  Form of Broker Dealer Selling Agreement.*

         (4)  Not Applicable.

         (5) Form of Group Flexible Premium Adjustable Life Insurance Certificate To Age 95 with Variable Rider.*

         (6)  Organizational documents of the Company.

              (a)  Certificate of Incorporation of MML Bay State**

              (b)  By-Laws of MML Bay State**

         (7)  Not Applicable.

         (8) (a) Form of Participation Agreement with Oppenheimer Variable Account Funds.*

              (b)  Form of Participation Agreement with Panorama Series Fund,
                   Inc.*

         (9)  Not Applicable.

         (10) (a)  Form of Enrollment Form**

              (b)  Form of Application**

              (c) Form of Variable Account Rider is included in Exhibit 1 above.

     2. Opinion and Consent of Counsel as to the legality of the securities being registered.**

     3. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

     4.  Not Applicable.

     5. Opinion and consent of John Valencia opining as to actuarial matters pertaining to the securities being registered.**

     6. Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940.**

     7.  Consent of Independent Accountants.**

     8.  Powers of Attorney.*

     27. Financial Data Schedule. [to be filed after GVUL Segment of Separate Account commences operation].

*Incorporated by reference to the Registration Statement 333-23579 filed with the Commission on March 1997.

**Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, MML Bay State Variable Life Separate Account I has caused this Pre-Effective Amendment Number 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 31th day of July, 1997.

MML BAY STATE VARIABLE LIFE SEPARATE ACCOUNT I

MML BAY STATE LIFE INSURANCE COMPANY
  (Depositor)

By: /s/ Lawrence V. Burkett, Jr.*
    -----------------------------
Lawrence V. Burkett, Jr., President and Chief Executive Officer
MML Bay State Life Insurance Company

------------------
*Richard M. Howe - On July 31, 1997, as Attorney-in-Fact pursuant to powers of attorney previously filed.

As required by the Securities Act of 1933, this Pre-Effective Amendment Number 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                                   Title                      Date
---------                                   -----                      ----
/s/ Lawrence V. Burkett, Jr.*  President, Chief Executive Officer  July 31, 1997
-----------------------------         and Director
Lawrence V. Burkett, Jr.

/s/ Ann Iseley*                           Treasurer                July 31, 1997
---------------------------       (Chief Financial Officer)
Ann Iseley

/s/ John Miller, Jr.*               Second Vice President          July 31, 1997
---------------------------            and Comptroller
John Miller, Jr.                  (Chief Accounting Officer)

/s/ Daniel J. Fitzgerald*                  Director                July 31, 1997
---------------------------
Daniel J. Fitzgerald

/s/ Isadore Jermyn*             Senior Vice President, Actuary     July 31, 1997
---------------------------              and Director
Isadore Jermyn

/s/ Paul D. Adornato*         Senior Vice President - Operations   July 31, 1997
---------------------------              and Director
Paul D. Adornato

/s/ John B. Davies*                        Director                July 31, 1997
---------------------------
John B. Davies

/s/ Anne Melissa Dowling*       Senior Vice President - Large      July 31, 1997
---------------------------          Corporate Marketing
Anne Melissa Dowling                     and Director

/s/ Maureen R. Ford*           Senior Vice President - Annuity     July 31, 1997
---------------------------               Marketing
Maureen R. Ford                          and Director

/s/ Stuart H. Reese*         Senior Vice President - Investments   July 31, 1997
---------------------------              and Director
Stuart H. Reese

/s/ Thomas J. Finnegan, Jr.               Secretary                July 31, 1997
---------------------------              and Director
Thomas J. Finnegan, Jr.

----------------
*Richard M. Howe - On July 31, 1997, as Attorney-in-Fact pursuant to powers of attorney previously filed.

                                 EXHIBIT LIST

1(6)(a)   Certificate of Incorporation of MML Bay State.

1(6)(b)   By-Laws of MML Bay State.

1(10)(a)  Form of Enrollment Form.

1(10)(b)  Form of Application

2 Opinion and Consent of Counsel as to the legality of the securities being registered.

5 Opinion and consent of John Valencia opining as to actuarial matters pertaining to the securities being registered.

6 Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940.

7         Consent of Independent Accountants.